UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 15, 2023

FIFTH WALL ACQUISITION CORP. III

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	001-40415	98-1583957
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Little West 12th Street 4th Floor, New York, New York	10014
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 853-8878

6060 Center Drive, 10th Floor

Los Angeles, California, 90045

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001	FWAC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Second Amended and Restated Sponsor Agreement

As previously disclosed in Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2022 and March 23, 2023, Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“FWAC” and following the Domestication (as defined below), “Surviving Pubco”), entered into that certain Agreement and Plan of Merger, dated as of December 13, 2022, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of March 23, 2023 (as it may be amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), by and among FWAC, Queen Merger Corp. I, a Maryland corporation and a wholly-owned subsidiary of FWAC (“Merger Sub”), and Mobile Infrastructure Corporation, a Maryland corporation (“MIC”). The Merger Agreement provides for, among other things, the following transactions: (i) FWAC will transfer by way of continuation from the Cayman Islands to the State of Maryland and will domesticate by means of a corporate conversion (the “Domestication”) to a Maryland corporation in accordance with Title 3, Section 9 of the Maryland General Corporation Law, as amended (the “MGCL”), and Part XII of the Cayman Islands Companies Act (as revised), and, in connection with the Domestication, (A) each then issued and outstanding Class A ordinary share, par value $0.0001 per share (the “Class A Shares”), of FWAC will convert automatically, on a one-for-one basis, into one share of common stock, par value $0.0001, of Surviving Pubco (the “Surviving Pubco Shares”); and (B) each then issued and outstanding Class B ordinary share, par value $0.0001 per share (the “Class B Shares,” and the holders of the Class B Shares, the “Class B Holders”; together with any Class A Shares or Surviving Pubco Shares issuable upon conversion thereof, the “Founder Shares”), of FWAC will convert automatically, on a one-for-one basis, into one Surviving Pubco Share; and (ii) following the Domestication, (A) Merger Sub will merge with and into MIC in accordance with the MGCL (the “First Merger”), with MIC continuing as the surviving entity (the “First-Step Surviving Company”) and (B) immediately following the effectiveness of the First Merger, the First-Step Surviving Company will merge with and into Surviving Pubco in accordance with the MGCL, with Surviving Pubco continuing as the surviving entity (the “Second Merger” and, together with the First Merger, the “Merger”).

Concurrently with the execution of the Merger Agreement, FWAC entered into a Sponsor Agreement (the “Sponsor Agreement”) with Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), MIC and the Class B Holders, whereby the Sponsor and the Class B Holders agreed to waive certain of their anti-dilution and conversion rights with respect to the Founder Shares. The Sponsor also agreed to certain restrictions with respect to its Founder Shares, as described in the Sponsor Agreement.

Further, as previously disclosed in a Current Report on Form 8-K filed with the SEC on May 11, 2023, MIC, FWAC, the Sponsor and the Class B Holders entered into an Amended and Restated Sponsor Agreement (the “A&R Sponsor Agreement”) dated as of May 11, 2023. The A&R Sponsor Agreement amended the Sponsor Agreement to clarify that any securities subsequently acquired by the Sponsor and/or Class B Holders will not be voted in connection with the transactions contemplated by the Merger Agreement if voting such securities would violate Tender Offer Compliance and Disclosure Interpretation 166.01.

On June 15, 2023, FWAC entered into the Second Amended and Restated Sponsor Agreement (the “Second Amended Sponsor Agreement”) with the Sponsor, MIC and the Class B Holders, whereby the Sponsor has agreed to certain restrictions with respect to its Founder Shares, as follows: (a) 1,000,000 Founder Shares will vest at such time as the aggregate volume-weighted average price per Surviving Pubco Share for any 5-consecutive trading day period after the closing of the Merger equals or exceeds $13.00 per share (provided that such Founder Shares will be cancelled if the Founder Shares have not vested prior to December 31, 2026), (b) 1,000,000 Founder Shares will vest at such time as the aggregate volume-weighted average price per Surviving Pubco Share for any 5-consecutive trading day period after the closing of the Merger equals or exceeds $16.00 per share (provided that such Founder Shares will be cancelled if the Founder Shares have not vested prior to December 31, 2028), and (c) the Sponsor will deliver to FWAC for cancellation and for no consideration 4,775,000 Founder Shares. If earlier, the Founder Shares described in the foregoing clauses (a) and (b) shall vest on the date after the closing of the Merger on which Surviving Pubco (or its successors) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Surviving Pubco’s (or its successor’s) stockholders having the right to exchange their Surviving Pubco Shares for cash, securities or other property.

The foregoing description of the Second Amended Sponsor Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amended Sponsor Agreement, a copy of which is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

New PIPE Subscription Agreements

On June 15, 2023, FWAC and certain investors including the Initial Pipe Investor (as defined below) (each, a “New PIPE Investor” and collectively, the “New PIPE Investors”), entered into subscription agreements (the “New PIPE Subscription Agreements”) pursuant to which, among other things, the New PIPE Investors agreed to subscribe for and purchase, and FWAC agreed to issue and sell to the New PIPE Investors, 46,000 shares of Series 2 Preferred Stock (as defined below) for a purchase price of $1,000.00 per share in a private placement to be conducted by Surviving Pubco for an aggregate purchase price of $46,000,000.

The New PIPE Subscription Agreements contain customary representations and warranties of FWAC, on the one hand, and the New PIPE Investors, on the other hand, and customary conditions to closing, including the consummation of the transactions contemplated by the Merger Agreement. Shares of Series 2 Preferred Stock to be issued and sold to the New PIPE Investors pursuant to the New PIPE Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The New PIPE Investors will be entitled to the registration rights set forth in the Registration Rights Agreement attached to the New PIPE Subscription Agreements as Annex A thereto. The New PIPE Subscription Agreements further provide the shares of Series 2 Preferred Stock issued (and any Surviving Pubco Shares issued upon conversion of the shares of Series 2 Preferred Stock) to the New PIPE Investors will be subject to a one-year lock-up period.

A copy of the form of the New PIPE Subscription Agreements is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the New PIPE Subscription Agreements is not complete and is qualified in its entirety by reference to the form of the New PIPE Subscription Agreements filed herewith, which is incorporated by reference herein.

Item 1.02	Termination of a Material Definitive Agreement.

Termination of the Initial PIPE Subscription Agreement

On December 13, 2022, concurrently with the execution of the Merger Agreement, FWAC entered into subscription agreements (collectively, the “Initial PIPE Subscription Agreement”) with each of Harvest Small Cap Partners, L.P. and Harvest Small Cap Partners Master, Ltd. (collectively, the “Initial PIPE Investor”), entities controlled by Jeffrey B. Osher, a director of MIC, pursuant to which, among other things, the Initial PIPE Investor agreed to subscribe for and purchase, and FWAC agreed to issue and sell to the Initial PIPE Investor, an aggregate of 1,200,000 Surviving Pubco Shares for a purchase price of $10.00 per 1.2 shares, on the terms and subject to the conditions set forth therein. The Initial PIPE Investor agreed to subscribe for $10,000,000 of the Surviving Pubco Shares.

On June 15, 2023, FWAC and the Initial PIPE Investor agreed to terminate the Initial PIPE Subscription Agreement, by mutual consent, pursuant to Section 9(b) thereof and Section 16 of the New PIPE Subscription Agreements. As a result of the termination of the Initial PIPE Subscription Agreement, the Initial PIPE Subscription Agreement is void and of no further force and effect, and all rights and obligations of the parties thereunder have terminated.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosures set forth in Item 1.01 of this Current Report on Form 8-K relating to the “New PIPE Subscription Agreements” are incorporated by reference into this Item 3.02. The shares of Series 2 Preferred Stock to be issued and sold to the New PIPE Investors pursuant to the New PIPE Subscription Agreements, will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 8.01	Other Events.

Terms of Preferred Shares

In connection with the consummation of the Domestication, FWAC will file a charter with the State Department of Assessments and Taxation of Maryland (the “Proposed Charter”) that will designate 60,000 shares of Surviving Pubco’s preferred stock as Series 2 Convertible Preferred Stock, par value $0.0001 per share (the “Series 2 Preferred Stock”). The following is a summary of certain terms of the Series 2 Preferred Stock:

Ranking. Series 2 Preferred Stock ranks senior to Surviving Pubco Shares and Series A Convertible Redeemable Preferred Stock, par value $0.0001 per share, of Surviving Pubco and Series 1 Convertible Redeemable Preferred Stock, par value $0.0001 per share, of Surviving Pubco (collectively, the “Surviving Pubco Preferred Stock”) with respect to the payment of dividends and rights upon liquidation, dissolution or winding up.

Stated Value. Each share of Series 2 Preferred Stock has an initial stated value of $1,000 (“Series 2 Preferred Stock Stated Value”).

Dividends. Subject to the rights of holders of any class or series of Senior Stock (as defined in the Proposed Charter), holders of Series 2 Preferred Stock are entitled to receive, when and as authorized by the Board of Directors of Surviving Pubco (the “Board of Directors”) and declared by Surviving Pubco, cumulative distributions on each share of Series 2 Preferred Stock which will be paid in kind at a cumulative annual rate of 10% during the period between the initial issuance of such shares and the conversion thereof into Surviving Pubco Shares; provided that the if the date of distribution occurs prior to the first anniversary of the original date of issuance of such share, the holder of such share of Series 2 Preferred Stock shall receive dividends at a cumulative annual rate of 10.0% of the $1,000.00 per share liquidation preference for a period of one year, which shall be paid in full on the conversion date.

Conversion. Each share of Series 2 Preferred Stock is convertible into Surviving Pubco Shares upon the earlier to occur of (a) thirty (30) days after the date that the Surviving Pubco Shares first become listed on Nasdaq, the New York Stock Exchange or the NYSE American; provided that (x) there has been no suspension or removal from listing during such thirty (30)-day period and (y) such date shall, in no case, occur prior to December 31, 2023, and (b) a change of control of Surviving Pubco, at a conversion price of $3.67 per Surviving Pubco Share, subject to appropriate adjustment in relation to certain events, such as recapitalizations, stock dividends, stock splits, stock combinations, reclassifications or similar events affecting the Series 2 Preferred Stock, as set forth in the Proposed Charter. Such Surviving Pubco Shares issued upon conversion of the Series 2 Preferred Stock may not be sold or transferred by the holders thereof until the earlier of (a) one year following the conversion and (b) the date after the closing of the Merger on which Surviving Pubco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Surviving Pubco’s stockholders having the right to exchange their equity holdings in Surviving Pubco for cash, securities or other property.

Redemption. The Series 2 Preferred Stock is generally not redeemable automatically by its terms or at the option of Surviving Pubco or the holders thereof.

Preemptive Rights. Prior to the conversion of the Series 2 Preferred Stock into Surviving Pubco Shares, the holders thereof have the right to participate on a pro rata basis (calculated on an as-converted, fully diluted basis) in any offering of securities by Surviving Pubco following the consummation of the Merger, other than (1) the Series 2 Preferred Stock issued on or about the date of the closing of the Merger and Surviving Pubco Shares issued upon conversion thereof, (2) Surviving Pubco Shares and/or options, warrants or other purchase rights exercisable for Surviving Pubco Shares, and the Surviving Pubco Shares issued pursuant to such options, warrants or other rights issued or to be issued to employees, officers or directors of, or consultants to Surviving Pubco or any subsidiary of Surviving Pubco pursuant to the Mobile Infrastructure Corporation and Mobile Infra Operating Company, LLC 2023 Incentive Award Plan or any other stock purchase, stock option or stock incentive plans, dividend reinvestment or other arrangements approved by the Board of Directors; (3) securities issued in the initial business combination of Surviving Pubco’s predecessor, Fifth Wall Acquisition Corp. III, securities issued as consideration for Surviving Pubco’s bona fide arms-length acquisition of another business enterprise by merger, purchase of all or substantially all assets, purchase of shares, or other reorganization approved by the Board of Directors; (4) Surviving Pubco Shares issued upon the redemption, exchange or conversion of equity interests in the Mobile Infra Operating Company, LLC or its successor; (5) Surviving Pubco Shares issued pursuant to options, warrants, notes or other rights to acquire securities of Surviving Pubco (or any subsidiary or predecessor entity) outstanding on or about the date of the closing of the Merger; and (6) securities issued in any share split, stock dividend or recapitalization of Surviving Pubco for which an adjustment is made to the terms of conversion of the Series 2 Preferred Stock.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Surviving Pubco, the holders of Series 2 Preferred Stock will be entitled to receive, in preference to the liquidation preferences of the holders of Surviving Pubco Preferred Stock and Surviving Pubco Shares, an amount per share equal to the greater of (a) 100% of the Series 2 Preferred Stock Stated Value, plus any accumulated, accrued and unpaid dividends, if any, to and including the date of payment and (b) such amount per share as would have been payable had all shares of Series 2 Preferred Stock been converted into Surviving Pubco Shares immediately prior to such liquidation, dissolution or winding up. A merger, acquisition or sale of all or substantially all of Surviving Pubco’s assets or statutory share exchange will not be deemed to be a liquidation, dissolution or winding up of Surviving Pubco for purposes of the liquidation preference.

No Voting Rights. Holders of Series 2 Preferred Stock generally do not have any voting rights.

Transfer Restriction. None of the shares of Series 2 Preferred Stock may be sold or otherwise transferred unless the holder thereof delivers evidence, to Surviving Pubco’s satisfaction, that such sale or other transfer of Series 2 Preferred Stock is made in compliance with all federal and state securities laws. In addition, Series 2 Preferred Stock is subject to all of the other restrictions on ownership and transfer contained in the Proposed Charter and the New PIPE Subscription Agreements.

A copy of the form of Proposed Charter is filed with this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the form of Proposed Charter is not complete and is qualified in its entirety by reference to the form of Proposed Charter filed herewith, which is incorporated by reference herein.

Additional Information

This document relates to the proposed transactions (the “Proposed Transactions”) contemplated by the Merger Agreement. On January 13, 2023, FWAC filed a registration statement on Form S-4 (the “Form S-4”) with the SEC, which, when finally amended, will include a joint proxy statement of FWAC and MIC and that will constitute a prospectus of FWAC (including any amendments and supplements thereto, the “Joint Proxy Statement/Prospectus”). Both MIC and FWAC intend to file other documents with the SEC regarding the Proposed Transactions. A definitive Joint Proxy Statement/Prospectus will also be sent to the shareholders of FWAC and the stockholders of MIC, in each case seeking any required approvals, when available. Investors and security holders of FWAC and MIC are urged to carefully read the entire Joint Proxy Statement/Prospectus, when it becomes available, and any other relevant documents filed with the SEC because they will contain important information about the Proposed Transactions. The documents filed by FWAC and MIC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, the documents filed by FWAC can be obtained free of charge from FWAC upon written request to Fifth Wall Acquisition Corp. III, 6060 Center Drive, 10th Floor, Los Angeles, California 90045, and the documents filed by MIC can be obtained free of charge from MIC upon written request to MIC, 30 W. 4th Street, Cincinnati, Ohio 45202.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Transactions. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Participants in the Solicitation

FWAC, MIC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies, in favor of the approval of the Proposed Transactions and related matters. Information regarding FWAC’s and MIC’s directors and executive officers is contained in the Form S-4. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus, when it becomes available, and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the paragraph titled “Additional Information.”

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAC’s and MIC’s ability to complete the Proposed Transactions and MIC’s and FWAC’s expectations or predictions of future financial or business performance or conditions. Any forward-looking statements herein are based solely on the expectations or predictions of MIC or FWAC and do not express the expectations, predictions or opinions of Fifth Wall Asset Management, LLC and Fifth Wall Ventures Management, LLC, their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (collectively, “Fifth Wall”) in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and any forward-looking statements contained in this document are provided for illustrative purposes and are not forecasts and may not reflect actual results. Such forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “predicts,” “forecasts,” “may,” “will,” “could,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “potential,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of the Form S-4 titled “Risk Factors”. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on MIC’s or FWAC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither MIC nor FWAC is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which MIC and FWAC have filed or will file from time to time with the SEC.

In addition to factors previously disclosed in MIC’s and FWAC’s reports filed with the SEC, including MIC’s and FWAC’s most recent reports on Form 8-K and all attachments thereto and most recent annual reports on Form 10-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals or securityholder approvals of MIC or FWAC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect FWAC or the expected benefits of the Proposed Transactions are not obtained, failure to realize the anticipated benefits of the Proposed Transactions, risks related to MIC’s ability to execute on its business strategy, attain its investment strategy or increase the value of its portfolio, act on its pipeline of acquisitions, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that MIC or FWAC may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAC’s public shareholders, the ability of MIC and FWAC to leverage Fifth Wall’s affiliates and other commercial relationships to grow MIC’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of each of MIC and FWAC to leverage its relationship with any other company investor (including investors in the PIPE transaction) to grow MIC’s customer base, the ability of Surviving Pubco to meet the NYSE American’s listing standards (or the standards of any other securities exchange on which securities of Surviving Pubco are listed) following the Proposed Transactions, the risk that the announcement and consummation of the transaction disrupts MIC’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against MIC, FWAC, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAC or Surviving Pubco to issue equity or equity-linked securities in connection with the Proposed Transactions or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions and purchase price and other adjustments; and those factors discussed in documents of MIC and FWAC filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are also provided in the Form S-4 and will be provided in the Joint Proxy Statement/Prospectus, when available.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in MIC and is not intended to form the basis of an investment decision in MIC. All subsequent written and oral forward-looking statements concerning MIC and FWAC, the Proposed Transactions, or other matters and attributable to MIC and FWAC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit	Description

10.1	Second Amended and Restated Sponsor Agreement, dated June 15, 2023, by and among Fifth Wall Acquisition Corp. III, Fifth Wall Acquisition Sponsor III LLC, Mobile Infrastructure Corporation and certain holders of Fifth Wall Acquisition Corp. III’s Class B ordinary shares

10.2	Form of New PIPE Subscription Agreements

99.1	Form of Proposed Charter

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIFTH WALL ACQUISITION CORP. III

Date: June 16, 2023	By:	/s/ Andriy Mykhaylovskyy
	Name:	Andriy Mykhaylovskyy
	Title:	Chief Financial Officer

Exhibit 10.1

SECOND AMENDED AND RESTATED SPONSOR AGREEMENT

This SECOND AMENDED AND RESTATED SPONSOR AGREEMENT (this “Agreement” or the “Amended and Restated Sponsor Agreement”), dated as of June 15, 2023, is entered into by and between Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands exempted limited company (“Sponsor”), Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“Acquiror”), each of the undersigned individuals, each of whom is a member of Acquiror’s board of directors and/or management team (each, a “Holder”), and Mobile Infrastructure Corporation, a Maryland corporation (the “Company”). Sponsor, Acquiror, each Holder and the Company shall be referred to herein from time to time as the “Parties”.

W I T N E S S E T H:

WHEREAS, on December 13, 2022, Acquiror, the Company and Queen Merger Corp. I, a Maryland corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”) entered into an Agreement and Plan of Merger, as amended by the First Amendment to Agreement and Plan of Merger, dated as of March 23, 2023 (as it may be further amended from time to time, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “First Merger”) with the Company continuing as the surviving entity (the “First-Step Surviving Company”), and immediately following the effectiveness of the First Merger, the First-Step Surviving Company will merge with and into Acquiror (the “Second Merger”), with the Company continuing as the surviving entity resulting from the Second Merger;

WHEREAS, concurrently with the execution of the Merger Agreement, the Acquiror, the Company, and each Holder entered into that certain Sponsor Agreement dated as of December 13, 2022 (the “Original Sponsor Agreement”), pursuant to which, (i) Sponsor and each Holder have agreed to waive certain of their anti-dilution and conversion rights and (ii) Sponsor has agreed to certain restrictions with respect to the Acquiror Equity Securities (as defined below), subject to the terms and conditions specified herein;

WHEREAS, on May 11, 2023 the parties hereto entered into that certain Amended and Restated Sponsor Agreement (the “First Amended Sponsor Agreement”) to make certain clarifications with respect to voting obligations related to Acquiror Entity Securities; and

WHEREAS, the parties wish to amend and restate the First Amended Sponsor Agreement to make certain changes to the treatment of the Founder Shares held by Sponsor;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amend and restate the First Amended Sponsor Agreement in its entirety as follows:

1.	Definitions.

(a)

“First Earnout Shares” means 1,000,000 Founder Shares held by Sponsor as of the date first set forth above, and following the consummation of the transactions contemplated by the Merger Agreement shall mean the equivalent number of Surviving Pubco Shares, as converted and exchanged pursuant to the Merger Agreement and the terms set forth herein.

(b)

“Founder Shares” means the 6,755,000 shares of Acquiror Class B Common Stock owned beneficially and of record by Sponsor as of the date hereof (and any shares of Acquiror Class A Common Stock or Surviving Pubco Shares issuable upon conversion thereof).

(c)	“Letter Agreement” means that certain Letter Agreement, dated May 24, 2021, between Sponsor, the Holders and Acquiror (as may be amended from time to time).

(d)

“Second Earnout Shares” means 1,000,000 Founder Shares held by Sponsor as of the date first set forth above, and following the consummation of the transactions contemplated by the Merger Agreement shall mean the equivalent number of Surviving Pubco Shares, as converted and exchanged pursuant to the Merger Agreement and the terms set forth herein.

(e)

“Transfer” means the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

(f)	Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

2.

Waiver. Immediately prior to, and conditioned upon, the Domestication, each of Sponsor and the Holders hereby, automatically and without any further action by Sponsor, any Holder or Acquiror, irrevocably waives its respective rights under the anti-dilution and conversion provisions of Article 17 of the Amended and Restated Memorandum and Articles of Association of Acquiror, effective as of May 24, 2021 (the “Acquiror Articles”), with respect to each share of Acquiror Class B Common Stock held by Sponsor or such Holder as of the date hereof, and such share shall, automatically and without any further action by Sponsor or any Holder, be converted to and exchanged for Acquiror Class A Common Stock on a one-for-one basis as provided in Section 17.2 of the Acquiror Articles at the effective time of the Domestication.

3.	Founder Shares. Sponsor hereby agrees that, notwithstanding anything to the contrary in the Letter Agreement or otherwise:

(a)

following the Second Effective Time, the First Earnout Shares shall vest at such time as (x) the aggregate volume-weighted average price per Surviving Pubco Share for any five consecutive trading day period after the Closing Date equals or exceeds $13.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) (provided that if such date is prior to the first anniversary of the Closing Date, the Transfer of the First Earnout Shares shall not be permitted until the first anniversary of the Closing Date) or (y) the Surviving Pubco (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Surviving Pubco’s (or its successor’s) stockholders having the right to exchange their Surviving Pubco Shares for cash, securities or other property; provided that in the event that the First Earnout Shares have not vested prior to December 31, 2026, then the First Earnout Shares shall immediately be delivered to Surviving Pubco for cancellation and for no consideration;

(b)

following the Second Effective Time, the Second Earnout Shares shall vest at such time as (x) the aggregate volume-weighted average price per Surviving Pubco Share for any five consecutive trading day period after the Closing Date equals or exceeds $16.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) (provided that if such date is prior to the first anniversary of the Closing Date, the Transfer of the Second Earnout Shares shall not be permitted until the first anniversary of the Closing Date) or (y) the Surviving Pubco (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Surviving Pubco’s (or its successor’s) stockholders having the right to exchange their Surviving Pubco Shares for cash, securities or other property; provided that in the event that the Second Earnout Shares have not vested prior to December 31, 2028, then the Second Earnout Shares shall be delivered to Surviving Pubco immediately for cancellation and for no consideration; and

(c)	immediately prior to Closing on the Closing Date, the Sponsor shall deliver to Acquiror for cancellation and for no consideration 4,755,000 Founder Shares.

4.	Sponsor Agreements. Each of the Sponsor and each Holder hereby agrees, that during the period commencing on the date hereof and ending on the earlier to occur of (i) the Closing and (ii) such date and

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time as the Merger Agreement shall be terminated in accordance with its terms (the earlier of (i) and (ii), the “Expiration Time”):

(a)

at any meeting of the shareholders of Acquiror, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Acquiror is sought, (i) to appear at each such meeting or otherwise cause all of its shares of Acquiror Equity Securities to be counted as present thereat for purposes of calculating a quorum and (ii) subject to Section 5(g), to vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Acquiror Common Stock and any other equity securities of Acquiror that Sponsor or each Holder holds of record or beneficially as of the date of this Agreement or acquires record or beneficial ownership of after the date hereof (collectively, the “Acquiror Equity Securities”):

(i)	In favor of each Acquiror Transaction Proposal and any Extension Proposal;

(ii)	Against any Acquiror Acquisition Proposal or any proposal relating to an Acquiror Acquisition Proposal (in each case, other than the Acquiror Transaction Proposals);

(iii)	Against any change in the business of Acquiror or the board of directors of Acquiror (other than in connection with the Acquiror Transaction Proposal and any Extension Proposal);

(iv)

Against any merger agreement or merger (other than the Merger Agreement and the Mergers), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror; and

(v)

Against any proposal, action or agreement that would (1) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Mergers, (2) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Acquiror under the Merger Agreement, (3) result in any of the conditions set forth in Article 9 of the Merger Agreement not being fulfilled or (4) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror;

(b)

to not redeem, elect to redeem or tender or submit any of its Acquiror Equity Securities for redemption in connection with the Merger Agreement or the transactions contemplated thereby, including, without limitation, in connection with any Extension Proposal;

(c)

to comply with, and fully perform all of its obligations, covenants and agreements set forth in the Letter Agreement, including its obligations not to redeem any shares of Acquiror Equity Securities owned by it in connection with the transactions contemplated by the Merger Agreement;

(d)	not to modify, amend or waive any of the obligations of a Holder pursuant to Section 7 of the Letter Agreement without the prior written consent of the Company; and

(e)	to comply with the transfer restrictions set forth in the Letter Agreement irrespective of any amendment, release or waiver thereof.

5.	Additional Covenants of Sponsor and Holders.

(a)

Notwithstanding the foregoing, Transfers of the Acquiror Equity Securities that are held by the Sponsor or a Holder or any of its permitted transferees (that have complied with this Section 5(a) are permitted (A) to any employees, officers, directors, or members of the Sponsor, Acquiror or their respective Affiliates; (B) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an Affiliate of such individual or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (D) in the case of an individual, pursuant to a qualified domestic relations order, or (E) by virtue of the laws of the Cayman Islands or Sponsor’s exempted limited company agreement upon dissolution of Sponsor; provided, however, that in the case of clauses (A) through (E), these permitted transferees must, as a condition precedent to such transfer,

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execute a joinder to this Agreement (in a form reasonably acceptable to Acquiror and, if prior to the Second Effective Time, the Company) agreeing to be bound by the terms of this Agreement.

(b)

Without limiting any other Transfer restrictions that may apply hereunder or under the Letter Agreement, following the Closing, Sponsor agrees that it shall not, directly or indirectly, Transfer any First Earnout Shares or Second Earnout Shares unless and until such shares have vested in accordance with Section 3(a) or Section 3(b), as applicable.

(c)

Following the Closing, stop transfer orders shall be placed against the Founder Shares, and each certificate or book entry position statement evidencing any Founder Shares shall be stamped or otherwise imprinted with a legend, in each case appropriately reflecting the terms of Section 3 and this Section 5.

(d)

At the Closing, each of the Sponsor and the Holders shall deliver to the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among the Surviving Pubco, Sponsor and certain of the MIC Shareholders, in a form to be mutually agreed by Acquiror and the Company with substantially the same rights as set forth in the Acquiror’s and the Company’s registration rights agreements in effect as of the date hereof.

(e)

Each of Sponsor and each Holder acknowledge that its obligations set forth in Section 4(a) shall apply whether or not the Mergers or any of the other transactions contemplated by the Merger Agreement is recommended by the board of directors of Acquiror.

(f)	Each of Sponsor and each Holder shall promptly notify the Company of the number of any new equity securities of Acquiror acquired by it after the date hereof.

(g)

For the avoidance of doubt, if, after the date of the Original Sponsor Agreement, the Sponsor or a Holder purchases or otherwise acquires beneficial ownership of any shares of Acquiror Common Stock or other equity securities of Acquiror or acquires the right to vote or share in the voting of any shares of Acquiror Common Stock or other equity securities of Acquiror (such shares of Acquiror Common Stock and other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by Sponsor, or the voting rights applicable thereto, as applicable, shall be subject to the terms of this Agreement to the same extent as if they constituted “Acquiror Equity Securities” owned by the Sponsor or a Holder as of the date of the Original Sponsor Agreement, unless the inclusion of the New Securities in the definition of “Acquiror Equity Securities” would violate Tender Offer Compliance and Disclosure Interpretation 166.01. In the event that New Securities cannot be included in the term “Acquiror Equity Securities” due to Tender Offer Compliance and Disclosure Interpretation 166.01, such New Securities shall not be voted by the holder thereof.

6.	Sponsor Representations and Warranties. Sponsor hereby represents and warrants as of the date hereof to the Acquiror and the Company as follows:

(a)

Sponsor (i) is duly organized, validly existing and in good standing under the laws of the Cayman Islands, (ii) has all requisite power and authority to execute and deliver this Amended and Restated Sponsor Agreement and to consummate the transactions contemplated hereby and to perform all of its obligations hereunder, (iii) the execution and delivery of this Amended and Restated Sponsor Agreement has been, and the consummation of the transactions contemplated hereby have been, duly authorized by all requisite action by Sponsor, and (iv) this Amended and Restated Sponsor Agreement has been duly and validly executed and delivered by Sponsor and, assuming this Amended and Restated Sponsor Agreement has been duly authorized, executed and delivered by the other parties hereto, this Amended and Restated Sponsor Agreement constitutes, and upon its execution will constitute, a legal, valid and binding obligation of Sponsor enforceable against it in accordance with its terms.

(b)	As of the date hereof, Sponsor is the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act, which meaning shall apply for all purposes of this Agreement whenever the term

4

“beneficial” or “beneficially” is used) and record owner of the Acquiror Common Stock set forth opposite its name on Exhibit A hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of Acquiror Common Stock) affecting any such shares of Acquiror Common Stock, other than Liens pursuant to (i) this Agreement, (ii) the Letter Agreement, (iii) the Acquiror’s Governing Documents, (iv) the Merger Agreement, or (v) any applicable securities Laws. Sponsor’s shares of Acquiror Common Stock are the only equity securities in Acquiror owned of record or beneficially by Sponsor on the date of this Agreement, and none of the Sponsor’s shares of Acquiror Common Stock are subject to any proxy, power of attorney, voting trust or other agreement or arrangement with respect to the voting of such shares of Acquiror Common Stock, except as provided hereunder, under the Letter Agreement or under the Acquiror’s Governing Documents. Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c)

The execution and delivery of this Agreement by the Sponsor does not, and the performance by Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Sponsor, or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon Sponsor or Sponsor’s Acquiror Equity Securities), in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

(d)

There are no lawsuits, actions, suits, judgments, claims, arbitration or any other proceedings pending against Sponsor or, to Sponsor’s knowledge, threatened against Sponsor, before (or, in the case of threatened lawsuits, actions, suits, judgments, claims, arbitration or any other proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

(e)	Sponsor understands and acknowledges that each of Acquiror and Company is entering into the Merger Agreement in reliance upon Sponsor’s execution and delivery of this Agreement.

7.	Holder Representations and Warranties. Each Holder, severally and not jointly, hereby represents and warrants as of the date hereof as follows:

(a)

(i) such Holder has full legal right and capacity to execute and deliver this Amended and Restated Sponsor Agreement and to consummate the transactions contemplated hereby and to perform all of such Holder’s obligations hereunder, and (ii) this Amended and Restated Sponsor Agreement has been duly and validly executed and delivered by such Holder and, assuming this Amended and Restated Sponsor Agreement has been duly authorized, executed and delivered by the other parties hereto, this Amended and Restated Sponsor Agreement constitutes, and upon its execution will constitute, a legal, valid and binding obligation of such Holder enforceable against it in accordance with its terms.

(b)

As of the date hereof, such Holder is the beneficial owner and record owner of the Acquiror Common Stock set forth opposite its name on Exhibit A hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of Acquiror Common Stock) affecting any such shares of Acquiror Common Stock, other than Liens pursuant to (i) this Agreement, (ii) the Acquiror’s Governing Documents, (iii) the Letter Agreement, (iv) the Merger Agreement, or (v) any applicable securities Laws. Such Holder’s shares of Acquiror Common Stock are the only equity securities in Acquiror owned of record or beneficially by such Holder on the date of this Agreement, and none of such Holder’s shares of Acquiror Common Stock are subject to any proxy, power of attorney, voting trust or other agreement or arrangement with respect to the voting of such shares of Acquiror Common Stock, except as provided hereunder, under the Letter Agreement or under the Acquiror’s Governing Documents. Such Holder does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

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(c)

The execution and delivery of this Agreement by such Holder does not, and the performance by such Holder of its obligations hereunder will not, require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Holder or such Holder’s Acquiror Equity Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Holder of its obligations under this Agreement.

(d)

There are no lawsuits, actions, suits, judgments, claims, arbitration or any other proceedings pending against such Holder or, to such Holder’s knowledge, threatened against such Holder, before (or, in the case of threatened lawsuits, actions, suits, judgments, claims, arbitration or any other proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Holder of its obligations under this Agreement.

(e)	Such Holder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Holder’s execution and delivery of this Agreement.

8.

Further Assurances. From time to time, at the Company’s request and at the Company’s sole expense and without further consideration, each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

9.

Entire Agreement. This Amended and Restated Sponsor Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Amended and Restated Sponsor Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto (including, as to any change, amendment or waiver sought prior to the Second Effective Time, the Company).

10.

Successors and Assigns. No party hereto may assign either this Amended and Restated Sponsor Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties (including, with respect to any assignment prior to the Second Effective Time, the Company). Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Amended and Restated Sponsor Agreement shall be binding on the Sponsor, each Holder, and their respective successors, heirs and assigns and permitted transferees; provided, that any such permitted transferees execute a joinder to this Amended and Restated Sponsor Agreement in the form reasonably acceptable to Acquiror.

11.

Third Party Beneficiaries. Nothing in this Amended and Restated Sponsor Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy or claim under or by reason of this Amended and Restated Sponsor Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Amended and Restated Sponsor Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

12.

Counterparts. This Amended and Restated Sponsor Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

13.

Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Amended and Restated Sponsor Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or e-mail.

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14.

Termination. This Amended and Restated Sponsor Agreement shall automatically terminate, and have no further force and effect upon the termination of the Merger Agreement in accordance with its terms prior to the Second Effective Time. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement shall not affect any liability on the part of any Party for a willful and intentional breach of any covenant or agreement set forth in this Agreement prior to such termination or actual fraud, (ii) Sections 2 through 4 shall not survive the termination of this Agreement, and (iii) Sections 9 through 18 shall each survive the termination of this Agreement solely to the extent related to any surviving sections.

15.

Specific Performance. The parties hereto agree that irreparable damage will occur in the event that any of the provisions of this Amended and Restated Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Amended and Restated Sponsor Agreement and to enforce specifically the terms and provisions of this Amended and Restated Sponsor Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

16.

Amendment. This Amended and Restated Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by each of the parties hereto (including, as to any amendment, change, supplement, waiver, modification or termination sought to be effected prior to the Second Effective Time, the Company).

17.

Severability. This Amended and Restated Sponsor Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amended and Restated Sponsor Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amended and Restated Sponsor Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

18.

Governing Law. This Amended and Restated Sponsor Agreement, the rights of the parties hereunder, and all Actions arising in whole or in part under or in connection herewith, shall be governed by and construed in accordance with the internal Laws of the State of Maryland, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Maryland. The parties hereto expressly incorporate by reference Section 11.14 (Jurisdiction; Waiver of Jury Trial) of the Merger Agreement to apply to this Agreement mutatis mutandis, with references to the Merger Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the parties hereto.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Sponsor Agreement as of the date first written above.

FIFTH WALL ACQUISITION CORP. III

/s/ Andriy Mykhaylovskyy
Name: Andriy Mykhaylovskyy
Title: Chief Financial Officer

MOBILE INFRASTRUCTURE CORPORATION

/s/ Stephanie Hogue
Name: Stephanie Hogue
Title: President and Chief Financial Officer

[Signature Page to Amended and Restated Sponsor Agreement]

FIFTH WALL ACQUISITION SPONSOR III LLC

/s/ Andriy Mykhaylovskyy
Name: Andriy Mykhaylovskyy
Title: Manager

Adeyemi Ajao

/s/ Adeyemi Ajao

Alana Beard

/s/ Alana Beard

Poonam Sharma

/s/ Poonam Sharma

Amanda Parness

/s/ Amanda Parness

[Signature Page to Amended and Restated Sponsor Agreement]

Exhibit A

Shareholder	Acquiror Class B Common Stock
Sponsor	6,755,000
Adeyemi Ajao	30,000
Alana Beard	30,000
Poonam Sharma	30,000
Amanda Parness	30,000

Exhibit 10.2

SUBSCRIPTION AGREEMENT

                , 2023

Fifth Wall Acquisition Corp. III

1 Little West 12th Street, 4th Floor

New York, New York 10014

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth above by and between Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (together with any successor thereto, including after the Domestication (as defined below), the “Company”), and the undersigned Investor (the “Investor”), in connection with the proposed business combination (the “Transaction”) between the Company and Mobile Infrastructure Corporation, a Maryland corporation (“MIC” or the “Target”), pursuant to that certain Agreement and Plan of Merger, dated as of December 13, 2022, by and among the Company, MIC, and Queen Merger Corp. I, a Maryland corporation and wholly-owned subsidiary of the Company (“Merger Sub”) (as amended on March 23, 2023, and as may be further amended from time to time, the “Transaction Agreement”). In connection with the Transaction, the Company is seeking commitments from interested investors to purchase, contingent upon, and substantially concurrently with, the closing of the Transaction (the “Transaction Closing”), shares of Series 2 Convertible Preferred Stock, par value $0.0001 per share (“Preferred Shares”), of the Company (after giving effect to the Domestication) having substantially the terms and conditions set forth in Annexes B and C hereto and each convertible into shares of the Company’s common stock, par value $0.0001 per share (collectively, the “Underlying Common Shares” and, together with the Preferred Shares, the “Securities”), for a purchase price of $1,000.00 in cash per Preferred Share (the “Per Share Purchase Price”) in a private placement to be conducted by the Company (the “Offering”). The Company has entered into, and anticipates entering into on or about or following the date of this Subscription Agreement, subscription agreements with certain other investors (the “Other Investors” and, together with the Investor, the “Investors”), pursuant to which the Other Investors, severally and not jointly, and the Investor have agreed or will agree to purchase Preferred Shares, on the date of the Transaction Closing, at the Per Share Purchase Price (the “Other Subscription Agreements” and, together with the Subscription Agreement, the “Subscription Agreements”). The aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions set forth herein, and intending to be legally bound hereby, each of the Investor and the Company acknowledges and agrees as follows:

1. Subscription. As of the date written above, the Investor hereby subscribes for and agrees to purchase from the Company, and the Company hereby agrees to issue and sell to the Investor, the number of Preferred Shares set forth on the signature page of this Subscription Agreement (the “Shares”) at the Per Share Purchase Price on the terms and subject to the conditions provided for herein.

2. Closing. The closing of the sale of the Shares contemplated hereby (the “Closing,” and the date that the Closing actually occurs, the “Closing Date”) is contingent upon the concurrent consummation of the Transaction Closing. The Closing shall occur on the date of, and immediately prior to the Transaction Closing, but after the Company’s transfer by way of continuation out of the Cayman Islands and domestication into the State of Maryland pursuant to the applicable provisions of the Cayman Islands Companies Act (As Revised) and the Maryland General Corporation Law, as amended (the “Domestication”). The Company shall provide written notice (which may be via email in accordance with Section 11(o)) to the Investor (the “Closing Notice”), which Closing Notice shall contain wire instructions for an escrow account (the “Escrow Account”) established by the Company with a third party escrow agent (the “Escrow Agent”) and segregated from the Company’s Trust

1

Account (as defined herein), to be identified in the Closing Notice, that the Company reasonably expects the Transaction Closing to occur on a date specified in the notice (the “Scheduled Closing Date”) that is not less than three (3) business days from the date of the Closing Notice, and the Investor shall deliver, at least two (2) business days prior to the Scheduled Closing Date, (i) to the Escrow Account, the Subscription Amount by wire transfer of United States dollars in immediately available funds and (ii) to the Escrow Agent, any information that is reasonably requested by the Company or the Escrow Agent in order for the Company to issue the Shares to the Investor, including, without limitation, a duly executed Internal Revenue Service Form W-9 or W-8, as applicable, in form and substance reasonably satisfactory to the Company. The wire transfer shall identify the Investor and, unless otherwise agreed by the Company, the funds shall be wired from an account in the Investor’s name. Upon the Closing, the Company shall provide instructions to the Escrow Agent to release the funds in the Escrow Account to the Company against delivery to the Investor of the Shares. For the avoidance of doubt, such funds will remain segregated and shall not be commingled with the Company’s Trust Account. On the Closing Date, promptly after the Closing, the Company shall deliver (or cause delivery of) (x) the number of Shares set forth on the signature page to this Subscription Agreement in book entry form with restrictive legends to the Investor as indicated on the signature page or to a custodian designated by the Investor, as applicable, as indicated below but otherwise free and clear of any liens (other than those arising under state or federal securities laws), and (y) evidence from the Company’s transfer agent of the issuance to the Investor of the Shares (in book entry form); provided, however, that the Company’s obligation to issue the Shares to the Investor is contingent upon the Company having received the Subscription Amount in full accordance with this Section 2. If this Subscription Agreement is terminated prior to the Closing and any funds have already been sent by the Investor to the Escrow Account, then, promptly after such termination (and in any event, within one (1) business day thereafter), the Company will instruct the Escrow Agent to return the Subscription Amount in full to the Investor as soon as practical to the account specified in writing by the Investor. For purposes of this Subscription Agreement, (x) “business day” shall mean a day other than a Saturday, Sunday or legal holiday on which commercial banking institutions in New York, New York are authorized or required by law to close (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of the Company will include the Company’s sponsor, Fifth Wall Acquisition Sponsor III LLC.

3. Closing Conditions.

a. In addition to the conditions to Closing set forth in Section 2, the obligation of the parties hereto to consummate the Closing is subject to the satisfaction or valid waiver by each party of the conditions that, on the Closing Date:

(i) no suspension of the qualification of the Shares for offering or sale in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;

(ii) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding

2

seeking to impose any such restraint or prohibition on consummations of the transactions contemplated hereby; and

(iii) all conditions precedent to the Transaction Closing under the Transaction Agreement, including all necessary approvals of the Company’s stockholders and regulatory approvals, if any, shall have been satisfied or waived in accordance with the terms of the Transaction Agreement, other than those conditions under the Transaction Agreement which, by their nature, are to be satisfied at the Transaction Closing.

b. The obligation of the Company to consummate the Closing is also subject to the satisfaction or waiver by the Company of the conditions that:

(i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) as of such date), and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date;

(ii) all obligations, covenants and agreements of the Investor required by this Subscription Agreement to be performed by it at or prior to the Closing Date shall have been performed in all material respects;

(iii) Investor shall have delivered a duly executed counterpart to the form of Registration Rights Agreement attached hereto as Annex A (the “Registration Rights Agreement”); and

[(iv) Investor shall have delivered a duly executed counterpart to the Ownership Limits Waiver attached hereto as Annex D (the “Ownership Limits Waiver”).]

c. The obligation of the Investor to consummate the Closing is also subject to the satisfaction or waiver by the Investor of the conditions that:

(i) all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) as of such date), and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations and warranties of the Company contained in this Subscription Agreement as of the Closing Date;

(ii) all obligations, covenants and agreements of the Company required by this Subscription Agreement to be performed by it at or prior to the Closing Date shall have been performed in all material respects;

(iii) no amendment or modification of the Transaction Agreement (as the same exists on the date hereof), including, without limitation, any representation or covenant of the Company in the Transaction Agreement relating to the financial position or outstanding indebtedness of the Company, shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that the Investor would reasonably expect to receive under this Subscription Agreement;

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(iv) no suspension of the qualification of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Common Shares”, which shall mean, following the Domestication, the common stock, par value $0.0001 per share, of the Company in which such Class A ordinary shares are exchanged into), for offering or sale or trading in any jurisdiction, and no suspension or removal from listing of the Common Shares on the Nasdaq shall have occurred (other than any removal resulting from the transition of the listing of the Common Shares from the Nasdaq to the New York Stock Exchange or the NYSE American (collectively, the “NYSE”) in connection with the Transaction Closing);

(v) The Company shall have delivered a duly executed counterpart to the Registration Rights Agreement;

(vi) [The Company shall have delivered a duly executed counterpart to the Ownership Limits Waiver;] and

(vi) there shall have been no amendment, waiver, or modification to any Other Subscription Agreement on or prior to the Closing that benefits such Other Investors (other than terms particular to the regulatory requirements of such Other Investors or related funds) unless the Investor has been offered substantially similar benefits in writing.

4. Further Assurances. At or prior to the Closing Date, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Offering as contemplated by this Subscription Agreement.

5. Company Representations and Warranties. The Company represents and warrants to the Investor that:

a. The Company is duly formed, validly existing and in good standing under the laws of the Cayman Islands, and, after giving effect to the Domestication, the Company will be a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. The Company has the corporate power and authority to own, lease and operate its properties and to conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. The Company is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification.

b. The Shares have been duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable, free and clear of any liens or other restrictions (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents or applicable law or any other agreement or contract.

c. The Underlying Common Shares have been duly authorized and, when converted from the Shares in accordance with the terms of the organizational documents of the Company, the Underlying Common Shares will be validly issued, fully paid, and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents or applicable law or any other agreement or contract.

d. This Subscription Agreement, the Other Subscription Agreements (if any) and the Transaction Agreement have each been duly authorized, executed and delivered by the Company and are each enforceable against the Company in accordance with their respective terms, except as may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally and principles of equity, whether considered at law or equity.

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e. No Other Subscription Agreement includes terms and conditions that are more advantageous to any such Other Investor than the Investor hereunder (other than terms particular to the regulatory requirements of such Other Investor or related funds) and there shall have been no amendment, waiver or modification to any Other Subscription Agreements that benefits the Other Investor thereunder unless the Investor has been offered substantially similar benefits; provided, however, that the foregoing shall exclude any arrangements that the Company has entered into prior to or as of the date hereof with Other Investors that have executed Other Subscription Agreements which Other Investors, as of the date hereof, are direct or indirect equity holders of the Target or any of its subsidiaries (“Current Target Members”) who have entered into such arrangements in their capacity as direct or indirect equityholders of the Target or such subsidiary (including, for the avoidance of doubt, agreements or other arrangements entered into by Other Investors that are Current Target Members, in their capacities as equityholders of the Target or any of its subsidiaries, simultaneously with and pursuant to the Transaction Agreement but excluding any Other Subscription Agreements with Current Target Members, which Other Subscription Agreements shall be entered into on terms substantially similar to those set forth in this Subscription Agreement and, in no event on terms materially more favorable than those set forth herein).

f. The issuance and sale of the Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will be done in accordance with the rules of the Nasdaq Stock Market LLC (“Nasdaq”) (or, if the Company determines to list on the NYSE, the NYSE) and, subject to the requisite approval by the shareholders of the Company with respect to the issuance of the Shares pursuant to the rules of Nasdaq, will not result in (i) a material breach or material violation of any of the terms or provisions of, or constitute a material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject that would have, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) any violation of the provisions of the organizational documents of the Company; or (iii) any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, in each case that would have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of the Company to comply in all material respects with its obligations under this Subscription Agreement.

g. Assuming the accuracy of the representations and warranties of the Investor in Section 6, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including any stock exchange) or other person in connection with the execution, delivery and performance by the Company of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings required by applicable state securities laws, (ii) filings required by the Registration Rights Agreement and other filings required by the SEC, if applicable, (iii) the filing of a Notice of Exempt Offering of Securities on Form D with the SEC under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), if applicable, (iv) those required by any stock exchange, including with respect to obtaining stockholder approval, (v) those required to consummate the transactions contemplated under the Transaction Agreement, and (vi) any filing the failure of which to obtain would not reasonably be expected to have a Material Adverse Effect.

h. Except for or in respect of any changes (including any restatements of reports or of financial statements contained therein) (i) to the Company’s historical or current accounting of the Company’s outstanding redeemable shares as temporary, as opposed to permanent, equity (“Redeemable Share Classification Changes”) or (ii) related to the recognition of a waiver of a portion of the underwriters’ commissions which was

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contingently payable by the Company upon closing of a future business combination (the “Underwriters’ Commission Changes”) and except for any delays in the filing of the Company’s periodic reports as they come due (which, as of the date hereof, have all since been filed with the SEC), as of their respective dates (each a “Filing Date”), all reports (the “SEC Reports”) required to be filed by the Company with the SEC complied in all material respects with the applicable requirements of the Securities Act, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed at the time of the execution of this Subscription Agreement and at the time of the Transaction Closing, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that, subject to Redeemable Share Classification Changes and Underwriters’ Commission Changes, the financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the Filing Date of the applicable SEC Report, as interpreted as of the Filing Date, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments and the absence of complete footnotes. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system.

i. The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Investor could become liable. The Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Preferred Shares in the Offering.

j. The Company is not, and immediately after receipt of payment for the Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

k. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer, sale and delivery of the Shares in the manner contemplated by this Subscription Agreement. The Shares (i) were not offered by any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act, and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

l. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Shares or (ii) the Preferred Shares to be issued pursuant to any Other Subscription Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

m. As of the date hereof, the authorized share capital of the Company consists of (i) 200,000,000 Common Shares, (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share, and (iii) 1,000,000 preference shares, par value $0.0001 per share. As of the date of this Subscription Agreement, (A) 1,348,302 Common Shares of the Company are issued and outstanding, (B) 6,875,000 Class B ordinary shares of the Company are issued and outstanding, and (C) no preference shares are issued and outstanding. All issued and outstanding ordinary shares of the Company are, and, after giving effect to the Domestication, will be, duly authorized and validly issued, are fully paid and are non-assessable and are not subject to any preemptive rights. None of the outstanding ordinary shares of the Company has been (and, after giving effect to the Domestication, none of the outstanding Preferred Shares will be) issued in violation of any applicable securities laws. Except as set forth above in this Subscription Agreement and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to herein or therein or in the SEC

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Reports, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any ordinary shares or other equity interests in the Company, or securities convertible into or exchangeable or exercisable for such equity interests. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company other than as set forth in the SEC Reports and as contemplated by the Transaction Agreement. As of the date hereof, the Company has no direct or indirect subsidiaries except for Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any entity, whether incorporated or unincorporated.

n. As of the date hereof, the Company’s issued and outstanding Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “FWAC” (it being understood that the trading symbol will be changed in connection with the Transaction and the listing of such shares may be moved to the NYSE). Except as disclosed in the Company’s filings with the SEC, as of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the SEC, respectively, to prohibit or terminate the listing of such shares on Nasdaq, or to deregister the shares under the Exchange Act. Other than as contemplated by the Transaction, the Company has taken no action that is intended to, or would reasonably be expected to result in, termination of the registration of such shares under the Exchange Act.

o. Except for such matters as have not had and would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity outstanding against the Company.

p. The Company is not, and is not controlled by or acting on behalf of (in connection with the transactions contemplated hereby), a Sanctioned Person (as defined below). The Company is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. For purposes of this Agreement, “Sanctioned Person” means at any time any person or entity: (a) listed on any Sanctions-related list of designated or blocked or restricted persons; (b) that is a national of, the government of, or any agency or instrumentality of the government of, or resident in, or organized under the laws of, a country or territory that is the target of comprehensive Sanctions (as defined below) from time to time (as of the date of this Agreement, Cuba, Iran, North Korea, Russia, Syria, and the Crimea, Donetsk and Luhansk regions, the “Specified Territories”); or (c) owned or controlled by or acting on behalf of any of the foregoing. “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including without limitation the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (b) the European Union and enforced by its member states, (c) the United Nations and (d) Her Majesty’s Treasury.

q. The Company is not controlled by or acting on behalf of (in connection with the transactions contemplated hereby) a person or entity resident that: (i) has been designated as noncooperative with international anti-money laundering or counter terrorist financing principles or procedures by the United States or by an intergovernmental group or organization, such as the Financial Action Task Force, of which the United States is a member; (ii) is the subject of an advisory issued by the Financial Crimes Enforcement Network of the U.S. Department of the Treasury; or (iii) has been designated by the Secretary of the Treasury under Section 311 of the USA PATRIOT Act, as amended, as warranting special measures due to money laundering concerns (any such country or territory, a “Non-cooperative Jurisdiction”), or an entity or individual that resides or has a place of business in, or is organized under the laws of, a Non-cooperative Jurisdiction.

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r. The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. Other than as set forth in the SEC Reports, the Company has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

6. Investor Representations and Warranties. The Investor represents and warrants to the Company that:

a. The Investor is either a U.S. investor or a non-U.S. investor as set forth under its name on the signature page hereto, and accordingly represents the applicable additional matters under clause (i) or (ii) below:

(i) Applicable to U.S. investors: At the time the Investor was offered the Shares, it was, as of the date hereof, the Investor is, and as of the Closing Date the Investor will be (i) a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act), as indicated in the questionnaire attached hereto as Exhibit A, (ii) is acquiring the Shares only for its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is an accredited investor and the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Investor is not an entity formed for the specific purpose of acquiring the Shares.

(ii) Applicable to non-U.S. investors: The Investor understands that the sale of the Shares is made pursuant to and in reliance upon Regulation S promulgated under the Securities Act (“Regulation S”). The Investor is not a U.S. Person (as defined in Regulation S), it is acquiring the Shares in an offshore transaction in reliance on Regulation S, and it has received all the information that it considers necessary and appropriate to decide whether to acquire the Shares hereunder outside of the United States. The Investor is not relying on any statements or representations made in connection with the transactions contemplated hereby other than representations contained in this Subscription Agreement. The Investor understands and agrees that securities sold pursuant to Regulation S may be subject to restrictions thereunder, including compliance with the distribution compliance period provisions therein.

b. The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Securities have not been registered under the Securities Act. The Investor acknowledges and agrees that the Securities may not be offered, resold, transferred, pledged (except in ordinary course prime brokerage relationships to the extent permitted by applicable law), mortgaged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof or (ii) pursuant to another applicable exemption from the registration requirements of the Securities Act (other than Regulation S promulgated thereunder), and in each of clauses (i) and (ii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Securities shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares delivered at the Closing in accordance herewith will not be immediately eligible for offer, resale, transfer, pledge, mortgage or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”). The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge, mortgage or disposition of any of the Securities. The Investor has conducted its own investigation of the Company, the Target and the Securities and the Investor has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Securities.

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c. The Investor acknowledges and agrees that the Investor is purchasing the Securities directly from the Company. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of the Company, the Target or any of their respective affiliates or any control persons, shareholders, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company expressly set forth in this Subscription Agreement.

d. The Investor’s acquisition and holding of the Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

e. The Investor acknowledges and agrees that the Investor has (i) received, reviewed and understood the Disclosure Documents (as defined below) made available to the Investor in connection with the Transaction and (ii) conducted and completed its own independent due diligence with respect to the Transaction based on such information as the Investor deems appropriate and necessary in order to make an investment decision with respect to the Securities and assuming the accuracy of the information in the Disclosure Documents in all material respects, including, without limitation, with respect to the Company, the Transaction and the business of the Target and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has carefully reviewed the following items (collectively, the “Disclosure Documents”): (i) the final prospectus of the Company, dated as of May 24, 2021 and filed with the SEC (File No. 333-255292) on May 26, 2021 (the “Prospectus”), (ii) each of the other SEC Reports, from the date of the Prospectus through the date of this Subscription Agreement, (iii) the Transaction Agreement and ancillaries thereto, (iv) the preliminary joint proxy statement/prospectus of the Company filed with the SEC on Form S-4 (File No. 333-269231) on January 13, 2023 (as amended), and the annexes and exhibits thereto, (v) the form of Registration Rights Agreement attached hereto as Annex A, (vi) the terms of the Preferred Shares attached hereto as Annex B, (vii) the form of articles of amendment and restatement of the Company attached hereto as Annex C, [(viii) the form of Ownership Limits Waiver (if applicable) attached hereto as Annex D,] and (ix) the investor presentation by the Company and the Target (the “Investor Presentation”). The Investor acknowledges the significant extent to which certain of the disclosures contained in items (i) and (ii) above shall not apply following the Transaction Closing. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities. The Investor further acknowledges that the information contained in the Disclosure Documents is subject to change, and that any changes to the information contained in the Disclosure Documents, including any changes based on updated information or changes in the terms of the Transaction, shall in no way affect the Investor’s obligation to purchase the Securities hereunder, except as otherwise provided herein, and that, in purchasing the Shares, the Investor is not relying upon any projections contained in the Investor Presentation; provided, that nothing set forth in this sentence shall be deemed to limit, amend or modify the other representations and warranties made by the Company in Section 5 hereof. The Investor acknowledges and agrees that the Company continues to review the Redeemable Share Classification Changes and Underwriters’ Commission Changes and their implications, including on the financial statements and other information included in its filings with the SEC, and any restatement, revision or other modification of such filings arising from such review, any subsequent related agreements or other guidance from the SEC staff shall be deemed not material for purposes of this Subscription Agreement. Except for the representations, warranties and agreements of the Company expressly set forth in this Subscription Agreement, the Investor is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the Transaction, the Securities and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company and the Target, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.

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f. [INTENTIONALLY OMITTED.]

g. The Investor became aware of this Offering of the Securities solely by means of direct contact between the Investor and the Company or a representative of the Company, and the Securities were offered to the Investor solely by direct contact between the Investor and the Company or a representative of the Company. The Investor did not become aware of this Offering of the Securities, nor were the Securities offered to the Investor, by any other means. The Investor acknowledges that the Securities (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor has a substantive pre-existing relationship with the Company, the Target or their respective affiliates for this Offering of the Securities. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person (including, without limitation, the Company, the Target or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of the Company contained in Section 5 of this Subscription Agreement, in making its decision to subscribe in the Offering. Neither the Investor, nor any of its directors, officers, employees, agents, members or partners has either directly or indirectly, including through a broker or finder, (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the Offering.

h. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities, including those set forth in the Disclosure Documents and in the SEC Reports. The Investor is a sophisticated investor, experienced in investing in private placement transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and has exercised independent judgment in evaluating its participation in the purchase of the Securities. The Investor has determined based on its own independent review, and has sought such professional advice as it deems appropriate, that its purchase of the Securities and participation in the Offering (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to the Investor, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under its charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which the Investor is bound and (v) are a fit, proper and suitable investment for the Investor, notwithstanding the substantial risks inherent in investing in or holding the Securities. The Investor is able to bear the substantial risks associated with its purchase of the Securities, including but not limited to loss of its entire investment therein.

i. The Investor has sought such accounting, legal and tax advice as the Investor considered necessary to make an informed investment decision regarding its purchase of the Securities and participation in the Offering and the Investor has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the Securities. The Investor acknowledges that the Investor shall be responsible for any of the Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that none of the Company or the Target has provided any tax advice or any other representations or guarantee regarding the tax consequence of the transactions contemplated by this Subscription Agreement.

j. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in the Company.

k. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of this Offering or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the SEC Reports.

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l. The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation. The Investor has the power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

m. The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any (x) law, statute, rule, order, subpoena, judgment, ruling or regulation of any court or other tribunal or the rules of any governmental commission or agency or regulatory or self-regulatory body, including the SEC or any applicable securities exchange, or any agreement or (y) other undertaking to which the Investor is a party or by which the Investor is bound, and, (z) if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, by-laws, indenture of trust or partnership or operating agreement, as may be applicable and in the case of clauses (x) and (y), that would reasonably be expected to have a material adverse effect on the Investor’s ability to consummate the transactions contemplated hereby, including the purchase of the Shares. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same and this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

n. Neither the due diligence investigation conducted by the Investor in connection with making its decision to acquire the Securities nor any representation and warranty made by the Investor hereunder shall modify, amend or affect the Investor’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties hereunder.

o. The Investor is not (i) a person named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, the Specified Territories, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, the Investor maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC List. The Investor represents that to the extent required by applicable law, the Investor maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Securities were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

p. [INTENTIONALLY OMITTED.]

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q. Neither the Investor, nor, to the extent it has them, any of its equity holders, managers, general or limited partners, directors, affiliates or executive officers (collectively with the Investor, the “Covered Persons”), are subject to any of the “Bad Actor” disqualifications described in Rule 506(d) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Investor has exercised reasonable care to determine whether any Covered Person is subject to a Disqualification Event. To the knowledge of the Investor, the acquisition of the Securities by the Investor will not subject the Company to any Disqualification Event.

r. The Investor acknowledges its obligations under applicable securities laws with respect to the treatment of material non-public information relating to the Company.

s. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of the Securities hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of the Securities hereunder.

t. The Investor has and, when required to deliver payment to the Escrow Agent pursuant to Section 2 above, will have, sufficient immediately available funds to pay the Subscription Amount and consummate the purchase and sale of the Securities pursuant to this Subscription Agreement.

u. The Investor does not have, as of the date hereof, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Company. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Subscription Agreement.

v. [INTENTIONALLY OMITTED].

w. If the Investor is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Code, or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, the Investor represents and warrants that neither the Company nor any of its respective affiliates has acted as the Plan’s fiduciary, or has been relied on for advice with respect to its decision to acquire and hold the Securities, and none of the Company or any of its respective affiliates shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Securities.

7. Registration Rights. Following the Transaction Closing, and assuming Investor’s compliance with Section 3(b)(iii), the Company agrees that the Investor shall have registration rights with respect to the Underlying Common Shares, as set forth in the Registration Rights Agreement.

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8. Covenants.

a. Investor’s Covenant. The Investor agrees that, from the date of this Subscription Agreement until the date such Shares are converted into Underlying Common Shares pursuant to the governing documents of the Company (the “Conversion Time”), none of the Investor or any person acting on behalf of the Investor or pursuant to any understanding with the Investor (i) will engage in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or similar instrument, including without limitation equity repurchase agreements and securities lending arrangements, however, described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition or transfer (whether by the Investor or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, physically or synthetically, of any Securities, any securities of the Company or any instrument exchangeable for or convertible into any securities of the Company prior to the Closing, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of securities of the Company, in cash or otherwise, or (ii) will publicly disclose the intention to undertake any of the foregoing; provided further that the provisions of this Section 8 shall not apply to long sales (including sales of securities held by the Investor prior to the date of this Subscription Agreement and securities purchased by the Investor in the open market after the date of this Subscription Agreement) other than those effectuated through derivatives transactions and similar instruments. Notwithstanding the foregoing, nothing in this Section 8 shall prohibit any entities under common management with the Investor that have no knowledge (constructive or otherwise) of this Subscription Agreement or of the Investor’s participation in the transactions contemplated hereby from entering into any such transactions; and in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, this Section 8 shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities hereunder.

b. Company’s Covenant. The Company shall use the proceeds from the sale of the Shares for general corporate purposes and the repayment of indebtedness and shall not use such proceeds: (a) for the redemption of any Common Shares or Common Share equivalents or (b) for the settlement of any outstanding litigation.

9. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms prior to the Transaction Closing, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, or (c) upon written notice by either party to the other party to terminate this Subscription Agreement if the transactions contemplated by this Subscription Agreement are not consummated on or prior to the Agreement End Date (as defined in the Transaction Agreement as of the date hereof) (any of (a) through (c), collectively, “Termination Events”); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. The Company shall notify the Investor of the termination of the Transaction Agreement immediately after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect (except that the provisions of Sections 9 through 13 of this Subscription Agreement and the obligations in Section 2 with respect to the Company instructing the Escrow Agent to return the Subscription Amount in full to the Investor as soon as practical to the account specified in writing by the Investor will survive any termination of this Subscription Agreement and continue indefinitely) and, promptly after any such Termination Event (and in any event, within one (1) business day thereafter), the Company shall instruct the Escrow Agent to return any monies paid by the Investor to the Escrow Account as soon as practical in connection herewith to the Investor.

10. Trust Account Waiver. Reference is made to the Prospectus. The Investor understands that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the

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“IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public shareholders (the “Public Shareholders”) and certain other parties (including the underwriters of the IPO) and that, except as otherwise described in the Prospectus, the Company may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their shares in connection with the consummation of the Company’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Shareholders if the Company fails to consummate a Business Combination within twenty-four (24) months after the closing of the IPO, subject to extension as described in the Prospectus or by an amendment to its organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses or (d) to the Company after or concurrently with the consummation of a Business Combination. For and in consideration of the Company’s entry into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby agrees on behalf of itself and its affiliates that, notwithstanding anything to the contrary in this Subscription Agreement, neither the Investor nor any of its affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or to make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Subscription Agreement or any proposed or actual business relationship between the Company or its representatives, on the one hand, and the Investor or its representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Investor on behalf of itself and its affiliates hereby irrevocably waives any Released Claims that the Investor or any of its affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company or its representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Subscription Agreement or any other agreement with the Company or its affiliates). The Investor agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Company and its affiliates to induce the Company to enter into this Subscription Agreement, and the Investor further intends and understands such waiver to be valid, binding and enforceable against the Investor and each of its affiliates under applicable law. To the extent the Investor or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its representatives, which proceeding seeks, in whole or in part, monetary relief against the Company or its representatives, the Investor hereby acknowledges and agrees that the Investor’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Investor or its affiliates (or any person claiming on any of their behalf or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event the Investor or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its representatives, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, the Company and its representatives, as applicable, shall be entitled to recover from the Investor and its affiliates the associated legal fees and costs in connection with any such action, in the event the Company or its representatives, as applicable, prevails in such action or proceeding. Notwithstanding the foregoing, this Section 10 shall not affect any rights of the Investor or its affiliates to receive distributions from the Trust Account in their capacities as Public Shareholders upon the redemption of their shares or the liquidation of the Company if it does not consummate a Business Combination prior to its deadline to do so. For purposes of this Subscription Agreement, “representatives” with respect to any person shall mean such person’s affiliates and its and its affiliate’s respective directors, officers, employees, consultants, advisors, agents and other representatives. Notwithstanding anything to the contrary contained in this Subscription Agreement, the provisions of this Section 10 shall survive the Closing or any termination of this Subscription Agreement and last indefinitely.

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11. Miscellaneous.

a. Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Securities acquired hereunder, if any, subject to applicable securities laws) may be transferred or assigned without the prior written consent of each of the other parties hereto and any such purported transfer or assignment without such consent shall be null and void ab initio. Notwithstanding the foregoing, prior to the delivery of the Closing Notice, the Investor may assign all of its rights and obligations under this Subscription Agreement to an affiliate of the Investor, or to any fund or account managed by the same investment manager as the Investor, that can make the representations set forth in Section 6(a) as if such representations applied to such assignee, so long as the Investor provides the Company with at least five (5) business days’ prior written notice of such assignment and a completed questionnaire in the form attached hereto as Exhibit A (if applicable) duly executed by such assignee; provided, further, that (i) such assignee shall agree in writing to be bound by the terms hereof and shall make to the Company each of the representations, warranties and covenants of the Investor set forth in Section 6 as of the date of such assignment and as of the Closing Date, and (ii) no such assignment by the Investor will relieve the Investor of its obligations under this Subscription Agreement, and the Investor will remain secondarily liable under this Subscription Agreement for the obligations of the assignee hereunder.

b. The Company may request from the Investor such tax and other additional information as the Company may deem reasonably necessary, including to evaluate the eligibility of the Investor to acquire the Securities, and the Investor shall promptly provide such information as may reasonably be requested and to the extent readily available and reasonably consistent with the Investor’s internal policies and procedures; provided that the Company agrees to keep any such information provided by the Investor confidential except (i) as necessary to include in any registration statement the Company is required to file hereunder, (ii) as required by the federal securities laws or pursuant to other routine proceedings of regulatory authorities or (iii) to the extent such disclosure is required by law. The Investor acknowledges and agrees that the Company may without any liability hereunder reject the Investor’s subscription prior to the Closing Date in the event the Investor fails to provide such additional information requested by the Company to evaluate the Investor’s eligibility to acquire the Securities or the Company determines that the Investor is not eligible to acquire the Securities.

c. The Investor acknowledges that the Company, the Target and others will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement, including Exhibit A hereto, as if they were made directly to them; provided, however, that the Closing may only be enforced against the Investor by the Company (or any successor entity). Prior to the Closing, the Investor agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 6 above are no longer accurate in any material respect (or, with respect to the contents of Exhibit A, in any respect). Except as expressly set forth herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

d. The Company and the Target are entitled to rely upon this Subscription Agreement and are irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. The Investor shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed).

e. All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

f. This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by each party against whom enforcement of such amendment, modification, waiver

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or termination is sought. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

g. This Subscription Agreement (including Exhibit A and Annexes hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof (other than any confidentiality agreement entered into by the Company and the Investor in connection with the Offering). Except as expressly set forth herein (including Section 7(d)), this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and assigns; provided, that, notwithstanding anything to the contrary contained herein, the Target is an intended third party beneficiaries of the representations, warranties and agreements of the Investor contained in Section 6 hereof, with rights of enforcement only with respect to the waivers or obligations set forth therein that are specific to the Target.

h. This Subscription Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. Upon such determination that any provision is invalid, illegal or unenforceable, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

j. This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

k. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

l. If any change in the number, type or classes of authorized shares of the Company (including the Securities), other than as contemplated by the Transaction Agreement or any agreement contemplated by the Transaction, shall occur between the date hereof and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Shares (and Underlying Common Shares upon conversion) issued to the Investor shall be appropriately adjusted to reflect such change.

m. Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

n. This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles relating to conflict of laws. Each party hereby irrevocably

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and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state and federal courts seated in New York County, New York (and any appellate courts thereof) in any action or proceeding arising out of or relating to this Subscription Agreement, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such courts, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other proceeding relating to the transactions contemplated by this Subscription Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 11(o). Nothing in this Section 11(n) shall affect the right of any party to serve legal process in any other manner permitted by law. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION, DISPUTE, CLAIM, LEGAL ACTION OR OTHER LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY OR ENFORCEMENT HEREOF.

o. Any notice or communication required or permitted to be given hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, in the case of the Investor, and at the address set forth in this Section 11(o), in the case of the Company, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the following address or to such other address or addresses as the Investor or the Company may hereafter designate by written notice to the other party.

If to the Company, to: Fifth Wall Acquisition Corp. III 1 Little West 12th Street, 4th Floor New York, New York 10014 Attention: Finance Department Email: finance@fifthwall.com	with copies (which shall not constitute notice) to: Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036 Attention: Evan D’Amico Email: EDAmico@gibsondunn.com

Notice to the Investor shall be given to the address underneath the Investor’s name on the signature page hereto.

p. The headings set forth in this Subscription Agreement are for convenience of reference only and shall not be used in interpreting this Subscription Agreement. In this Subscription Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Subscription Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and the correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Subscription Agreement shall be deemed in each case to refer to this Subscription Agreement as a whole and not to any particular portion of this Subscription Agreement.

12. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties of the Company contained in this Subscription Agreement in making its investment or decision to

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invest in the Company. The Investor agrees that no Other Investor pursuant to any Other Subscription Agreement entered into in connection with the Offering (including the controlling persons, members, officers, directors, partners, agents, employees or other representatives of any such Other Investor, but excluding, for the avoidance of doubt, the Company) shall be liable to the Investor pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities. Notwithstanding anything else herein, nothing contained in this Subscription Agreement shall be construed as a waiver of any rights arising from fraud, intentional misrepresentation, or of any similar rights provided under applicable laws.

13. Disclosure. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall not publicly disclose the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor, except (i) as required by the federal securities laws or pursuant to other routine proceedings of regulatory authorities, (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which the Company’s securities are listed for trading or (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 13; provided, however, that the Investor hereby consents to the publication and disclosure in any press release issued by the Company or Current Report on Form 8-K (“Form 8-K”) filed by the Company with the SEC in connection with the execution and delivery of the Transaction Agreement or this Subscription Agreement and the filing of any related documentation with the SEC (and, as and to the extent otherwise required by the federal securities laws or the SEC or any other securities authorities, any other documents or communications provided by the Company to any governmental authority or to security holders of the Company) of the Investor’s identity and beneficial ownership of Securities and the nature of the Investor’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed appropriate by the Company, a copy of this Subscription Agreement or the form hereof; provided, further, that in any such case, the Company shall provide, except to the extent prohibited by applicable law, the Investor with written notice of any disclosure permitted under this Section 13 prior to such disclosure, give the Investor a reasonable opportunity to comment on such disclosure and consider in good faith any such reasonable comments provided by the Investor.

14. Company Disclosure. To the extent not previously publicly disclosed, the Company shall (a) no later than 9:30 am (Eastern Time) on the first business day after the date on which this Subscription Agreement is executed by the Investor and the Company, (i) issue one or more press releases (collectively, the “Press Release”) announcing the execution of the Transaction Agreement by the parties thereto and (ii) file a copy of the Press Release with the SEC on Form 8-K to which a copy of the Investor Presentation is also an exhibit and (b) by the end of the second business day following the date on which this Subscription Agreement is executed (the “Disclosure Time”) file an additional Form 8-K disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated by the Transaction Agreement and the Subscription Agreements. From and after the Disclosure Time, the Company represents to the Investor that it shall have publicly disclosed all material, non-public information delivered to the Investor by the Company or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Subscription Agreement, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company or any of its affiliates, relating to the transactions contemplated by this Subscription Agreement.

15. Lock-up Agreement.

a. Holder hereby agrees not to Transfer any Securities (together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, including all such Underlying Common Shares, the “Restricted Securities”) from and after the Closing and until the earlier of (i) one year following the Conversion Time and (ii) the date after the Closing on which the Company

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completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their equity holdings in the Company for cash, securities or other property (clause (ii), a “Liquidity Event”, and such period, the “Lock-up Period”); provided that the foregoing restrictions shall not apply to the Transfer of any or all of the Restricted Securities owned by Investor made in respect of a Permitted Transfer (as defined below); provided, further, that in any case of a Permitted Transfer, it shall be a condition to such Transfer that the transferee executes and delivers to the Company an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Investor, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement. As used herein, “Transfer” shall mean (A) the sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, hedge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction, including the filing of a registration statement, specified in clause (A) or (B). As used in this Agreement, the term “Permitted Transfer” shall mean a Transfer made: (1) in the case of Investor being an individual, by gift to a member of one of the individual’s immediate family, an estate planning vehicle or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (2) in the case of Investor being an individual, by virtue of laws of descent and distribution upon death of Investor; (3) in the case of Investor being an individual, pursuant to a qualified domestic relations order; (4) by distributions from Investor to its members, partners, or shareholders; (5) by virtue of applicable law or the Investor’s organizational documents upon liquidation or dissolution of Investor; (6) to any affiliates of the Investor, or to any funds or accounts managed by the same investment manager who acts on behalf of the Investor, or (7) to any employees, officers, directors or members of the Investor or any affiliates of Investor.

b. If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose.

c. During the Lock-up Period, stop transfer orders shall be placed against the Restricted Securities and each certificate or book entry position statement evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SUBSCRIPTION AGREEMENT, DATED AS OF [        ], 2023, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS AMENDED. A COPY OF SUCH SUBSCRIPTION AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

d. For the avoidance of any doubt, (i) Investor shall retain all of its rights as a shareholder of the Company during the Lock-up Period, including, as applicable, the right to vote, and to receive any dividends and distributions in respect of, any Restricted Securities, and (ii) the restrictions contained in Section 15(a) shall not apply to any securities of the Company acquired by Holder in open market transactions or in any public or private capital raising transactions of the Company or otherwise to any securities of the Company other than the Restricted Securities.

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e. The Company hereby represents, warrants, covenants and agrees that (i) if any lock-up restrictions contained in any Other Subscription Agreement is amended, modified or waived in a manner favorable to such shareholder and that would be favorable to Investor, this Subscription Agreement shall be contemporaneously amended in the same manner and the Company shall provide prompt notice thereof to Investor, and (ii) if any such shareholder is released from any or all of the lock-up restrictions under its Other Subscription Agreement, Investor will be similarly and contemporaneously released from the lock-up restrictions hereunder (which, for the avoidance, of doubt will include a release of the same percentage of Investor’s Restricted Securities) and the Company shall provide prompt notice thereof to Investor.

16. [Termination of Original Subscription Agreement. Simultaneous with the execution of this Subscription Agreement by the Company and the Investor, the Company and the Investor agree that the Subscription Agreement, entered into as of December 13, 2022, by and between the Company and the Investor (the “Original Subscription Agreement”), shall be terminated and, following such termination, neither the Company nor the Investor shall have any rights, obligations or liabilities under the Original Subscription Agreement.]

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

FIFTH WALL ACQUISITION CORP. III

By:
Name:
Title:

{INVESTOR SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT}

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name(s) of Investor:

Signature of Authorized Signatory of Investor:

Name of Authorized Signatory:

Title of Authorized Signatory:

Address for Notice to Investor:

Attention:

Email:

Facsimile No.:

Telephone No.:

Address for Delivery of Shares to Investor (if not same as address for notice):

Subscription Amount: $

Number of Shares:

Investor status (mark one): ☐ U.S. investor ☐ Non-U.S. investor

EIN Number:

Exhibit A

Accredited Investor Questionnaire

Capitalized terms used and not defined in this Exhibit A shall have the meanings ascribed to such terms in the Subscription Agreement to which this Exhibit A is attached.

The undersigned represents and warrants that the undersigned is an “accredited investor” (an “Accredited Investor”) as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for one or more of the reasons specified below (please check all boxes that apply):

(i)	A natural person whose net worth, either individually or jointly with such person’s spouse or spousal equivalent, at the time of the Investor’s purchase, exceeds $1,000,000;

The term “net worth” means the excess of total assets over total liabilities (including personal and real property, but excluding the estimated fair market value of the Investor’s primary home). For the purposes of calculating joint net worth with the person’s spouse or spousal equivalent, joint net worth can be the aggregate net worth of the Investor and spouse or spousal equivalent; assets need not be held jointly to be included in the calculation. There is no requirement that securities be purchased jointly. A spousal equivalent means a cohabitant occupying a relationship generally equivalent to a spouse.

(ii)	A natural person who had an individual income in excess of $200,000, or joint income with the Investor’s spouse or spousal equivalent in excess of $300,000, in each of the two most recent years and reasonably expects to reach the same income level in the current year;

In determining individual “income,” the Investor should add to the Investor’s individual taxable adjusted gross income (exclusive of any spousal or spousal equivalent income) any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, alimony payments, and any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income.

(iii)	A director or executive officer of the Company;

(iv)	A natural person holding in good standing one or more professional certifications or designations or other credentials from an accredited educational institution that the U.S. Securities and Exchange Commission (“SEC”) has designated as qualifying an individual for accredited investor status;

The SEC has designated the General Securities Representative license (Series 7), the Private Securities Offering Representative license (Series 82) and the Licensed Investment Adviser Representative (Series 65) as the initial certifications that qualify for accredited investor status.

(v)	A natural person who is a “knowledgeable employee” as defined in Rule 3c-5(a)(4) under the Investment Company Act of 1940 (the “Investment Company Act”), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of the Investment Company Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act;

(vi)	A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

(vii)	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(viii)	An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the SEC under Section 203(l) or (m) of the Investment Advisers Act;

(ix)	An insurance company as defined in Section 2(a)(13) of the Securities Act;

(x)	An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that act;

(xi)	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

(xii)	A Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

(xiii)	A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

(xiv)	An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(xv)	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act;

(xvi)	An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the securities, with total assets in excess of $5,000,000;

(xvii)	A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Company;

(xviii)	A “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act with assets under management in excess of $5,000,000 that is not formed for the specific purpose of acquiring the securities offered and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

(xix)	A “family client” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements set forth in (xviii) and whose prospective investment in the issuer is directed by a person from a family office that is capable of evaluating the merits and risks of the prospective investment;

(xx)	A “qualified institutional buyer” as defined in Rule 144A under the Securities Act;

(xxi)	An entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000; and/or

(xxii)	An entity in which all of the equity owners qualify as an accredited investor under any of the above subparagraphs.

(xxiii)	The Investor does not qualify under any of the investor categories set forth in (i) through (xxii) above.

2.1	Type of the Investor. Indicate the form of entity of the Investor:

☐ Individual	☐ Limited Partnership
☐ Corporation	☐ General Partnership
☐ Revocable Trust	☐ Limited Liability Company
☐ Other Type of Trust (indicate type):
☐ Other (indicate form of organization):

2.1.1	If the Investor is not an individual, indicate the approximate date on which the Investor entity was formed: .

2.2.2

If the Investor is not an individual, initial the line below which correctly describes the application of the following statement to the Investor’s situation: the Investor (x) was not organized or reorganized for the specific purpose of acquiring the securities and (y) has made investments prior to the date hereof, and each beneficial owner thereof has and will share in the investment in proportion to his or her ownership interest in the Investor.

__________ True

__________ False

If the “False” line is initialed, each person participating in the entity will be required to fill out a Subscription Agreement.

Investor:

Investor Name:

By:
Signatory Name:
Signatory Title:
Date:

Annex A

[Form of Registration Rights Agreement]

Annex B

[Terms of the Preferred Shares]

Annex C

[Form of Amended and Restated Articles of Fifth Wall Acquisition Corp. III]

Annex D

[Form of Ownership Limits Waiver]

Exhibit 99.1

[FIFTH WALL ACQUISITION CORP. III]

ARTICLES OF AMENDMENT AND RESTATEMENT

FIRST: [Fifth Wall Acquisition Corp. III], a Maryland corporation (the “Corporation”), desires to amend and restate its charter as currently in effect and as hereinafter amended.

SECOND: The following provisions are all the provisions of the charter currently in effect and as hereinafter amended:

ARTICLE I

INCORPORATOR

                         , whose address is c/o                     , being at least 18 years of age, formed a corporation under the general laws of the State of Maryland on                     , 2023.

ARTICLE II

NAME

The name of the corporation (the “Corporation”) is:

[Fifth Wall Acquisition Corp. III]

ARTICLE III

PURPOSE

The purposes for which the Corporation is formed are to engage in any lawful act or activity (including, without limitation or obligation, engaging in business as a real estate investment trust under the Internal Revenue Code of 1986, as amended, or any successor statute (the “Code”)) for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force. For purposes of the charter of the Corporation (the “Charter”), “REIT” means a real estate investment trust under Sections 856 through 860 of the Code or any successor provisions.

ARTICLE IV

PRINCIPAL OFFICE IN STATE AND RESIDENT AGENT

The address of the principal office of the Corporation in the State of Maryland is c/o The Corporation Trust Incorporated, 2405 York Road, Suite 201, Lutherville-Timonium, Maryland 21093. The name and address of the resident agent of the Corporation in the State of Maryland is The Corporation Trust Incorporated, 2405 York Road, Suite 201, Lutherville-Timonium, Maryland 21093. The resident agent is a Maryland corporation.

ARTICLE V

PROVISIONS FOR DEFINING, LIMITING

AND REGULATING CERTAIN POWERS OF THE

CORPORATION AND OF THE STOCKHOLDERS AND DIRECTORS

Section 5.1 Number of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The number of directors of the Corporation initially shall be eight, which number may be increased or decreased only by the Board of Directors pursuant to the Bylaws of the Corporation (the “Bylaws”), but shall never be less than the minimum number required by the Maryland General Corporation Law (the “MGCL”). The names of the directors who shall serve until the next annual meeting of stockholders and until their successors are duly elected and qualify are:

Manuel Chavez, III

Stephanie Hogue

Jeffrey B. Osher

Lorrence Kellar

Damon Jones

Danica Holley

David Garfinkle

Bradley Greiwe

The Directors shall be elected in the manner provided in the Bylaws and, subject to the immediately succeeding paragraph, any vacancy on the Board of Directors may be filled in the manner provided in the Bylaws.

The Corporation elects, effective at such time as it becomes eligible under Section 3-802 of the MGCL to make the election provided for under Section 3-804(c) of the MGCL, that, except as may be provided by the Board of Directors in setting the terms of any class or series of stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the directors remaining in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is elected and qualifies.

Section 5.2 Extraordinary Actions. Notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of stockholders entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the Board of Directors and taken or approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 5.3 Authorization by Board of Stock Issuance. The Board of Directors may authorize the issuance from time to time of shares of stock of the Corporation of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of its stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend or for the purpose of qualifying as a REIT under the Code), subject to such restrictions or limitations, if any, as may be set forth in the Charter or the Bylaws.

Section 5.4 Preemptive and Appraisal Rights. Except as may be provided by the Board of Directors in setting the terms of classified or reclassified shares of stock pursuant to Section 6.4 or as may otherwise be provided by a contract approved by the Board of Directors, no holder of shares of stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation which it may issue or sell. Holders of shares of stock shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL or any successor statute unless the Board of Directors upon such terms and conditions as may be specified by the Board of Directors, determines that such rights apply, with respect to all or any shares of all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

Section 5.5 Determinations by Board. The determination as to any of the following matters, made by or pursuant to the direction of the Board of Directors, shall be final and conclusive and shall be binding upon the Corporation and every holder of shares of its stock: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, acquisition of its stock or the payment of other distributions on its stock; the amount of paid-in surplus, net assets, other surplus, cash flow, funds from operations, adjusted funds from operations, core earnings, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been set aside, paid or discharged); any interpretation or resolution of any ambiguity with respect to any provision of the Charter (including any of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any shares of any class or series of stock of the Corporation) or of the Bylaws; the number of shares of stock of any class or series of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or of any shares of stock of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; any interpretation of the terms and conditions of one or more agreements with any person, corporation, association, company, trust, partnership (limited or general) or other entity; the compensation of directors, officers, employees or agents of the Corporation; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law, the Charter or Bylaws or otherwise to be determined by the Board of Directors.

Section 5.6 REIT Qualification. From and after the date that the Board of Directors determines that it is in the best interest of the Corporation to qualify as a REIT for U.S. federal income tax purposes, the Board of Directors shall use its reasonable best efforts to take such actions as are necessary or appropriate to cause the Corporation to qualify as a REIT and to preserve its status as a REIT; however, if the Board of Directors determines that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT, the Board of Directors may revoke or otherwise terminate the Corporation’s REIT election. The Board of Directors, in its sole and absolute discretion, also may (a) determine that compliance with any restriction or limitation on stock ownership and transfers set forth in Article VII is no longer required for prospective or ongoing REIT qualification and (b) make any other determination or take any other action pursuant to Article VII.

Section 5.7 Removal of Directors. Subject to the rights of holders of shares of one or more classes or series of Preferred Stock (as defined below) to elect or remove one or more directors, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and then only by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors. For the purpose of this paragraph, “cause” shall mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the Corporation through bad faith or active and deliberate dishonesty.

ARTICLE VI

STOCK

Section 6.1 Authorized Shares. The Corporation has authority to issue 600,000,000 shares of stock, consisting of 500,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and 100,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”), 50,000 of which have been classified as Series A Convertible Redeemable Preferred Stock, 97,000 of which have been classified as Series 1 Convertible Redeemable Preferred Stock and 60,000 of which have been classified as Series 2 Convertible Preferred Stock. The aggregate par value of all authorized shares of stock having par value is $60,000. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to Section 6.2, 6.3 or 6.4 of this Article VI, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph. The Board of Directors, with the approval of a majority of the entire Board of Directors and without any action by the stockholders of the Corporation, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.

Section 6.2 Common Stock. Subject to the provisions of Article VII and except as may otherwise be specified in the Charter, each share of Common Stock shall entitle the holder thereof to one vote. The Board of Directors may reclassify any unissued shares of Common Stock from time to time into one or more classes or series of stock.

Section 6.3 Preferred Stock. The Board of Directors may classify any unissued shares of Preferred Stock and reclassify any previously classified but unissued shares of Preferred Stock of any class or series from time to time into one or more classes or series of stock.

Section 6.3.1 Series A Convertible Redeemable Preferred Stock. 50,000 shares of Preferred Stock shall be classified as Series A Convertible Redeemable Preferred Stock of the Corporation with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption set forth on Annex A hereto.

Section 6.3.2 Series 1 Convertible Redeemable Preferred Stock. 97,000 shares of Preferred Stock shall be classified as Series 1 Convertible Redeemable Preferred Stock of the Corporation with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption set forth on Annex B hereto.

Section 6.3.3 Series 2 Convertible Preferred Stock. 60,000 shares of Preferred Stock shall be classified as Series 2 Convertible Preferred Stock of the Corporation with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption set forth on Annex C hereto.

Section 6.4 Classified or Reclassified Shares. Prior to the issuance of classified or reclassified shares of any class or series of stock, the Board of Directors by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of stock of the Corporation; (b) specify the number of shares to be included in the class or series; (c) set or change, subject to the provisions of Article VII and subject to the express terms of any class or series of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland (the “SDAT”). Any of the terms of any class or series of stock set or changed pursuant to clause (c) of this Section 6.4 may be made dependent upon facts or events ascertainable outside the Charter (including determinations by the Board of Directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of stock is clearly and expressly set forth in the articles supplementary or other Charter document.

Section 6.5 Action by Stockholders. Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting (a) if a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of the proceedings of the stockholders or (b) if the action is advised, and submitted to the stockholders for approval, by the Board of Directors and a consent in writing or by electronic transmission of stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders is delivered to the Corporation in accordance with the MGCL. The Corporation shall give notice of any action taken by less than unanimous consent to each stockholder not later than ten days after the effective time of such action.

Section 6.6 Charter and Bylaws. The rights of all stockholders and the terms of all stock of the Corporation are subject to the provisions of the Charter and the Bylaws.

Section 6.7 Distributions. Except as may otherwise be provided in the terms of any class or series of Preferred Stock, in determining whether a distribution (other than upon liquidation, dissolution or winding up) is permitted under Maryland law, amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights upon dissolution are superior to those receiving the distribution, shall not be added to the Corporation’s total liabilities.

ARTICLE VII

RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES

Section 7.1 Definitions. For the purpose of this Article VII, the following terms shall have the following meanings:

Aggregate Stock Ownership Limit. The term “Aggregate Stock Ownership Limit” shall mean 9.8 percent in value of the aggregate of the outstanding shares of Capital Stock, or such other percentage determined by the Board of Directors in accordance with Section 7.2.8 of the Charter or such other percentage that the Board of Directors determines appropriate, relying on the type of information and representations described in Section 7.2.7 of the Charter.

Beneficial Ownership. The term “Beneficial Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms “Beneficial Owner,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.

Business Day. The term “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

Capital Stock. The term “Capital Stock” shall mean all classes or series of stock of the Corporation, including, without limitation, Common Stock and Preferred Stock.

Charitable Beneficiary. The term “Charitable Beneficiary” shall mean one or more beneficiaries of the Trust as determined pursuant to Section 7.3.6, provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

Constructive Ownership. The term “Constructive Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Owns” and “Constructively Owned” shall have the correlative meanings.

Excepted Holder. The term “Excepted Holder” shall mean a stockholder of the Corporation for whom an Excepted Holder Limit is created by the Charter or by the Board of Directors pursuant to Section 7.2.7.

Existing Holder. The term “Existing Holder” shall mean any Person who is the Beneficial Owner or Constructive Owner of shares of Capital Stock in excess of the Aggregate Stock Ownership Limit or Ownership Limit, as applicable, on the Initial Date, so long as, but only so long as, such Person Beneficially Owns or Constructively Owns shares of Capital Stock in excess of the Aggregate Stock Ownership Limit or Ownership Limit, as applicable.

Excepted Holder Limit. The term “Excepted Holder Limit” shall mean, provided that the affected Excepted Holder agrees to comply with the requirements established by the Board of Directors pursuant to Section 7.2.7 and subject to adjustment pursuant to Section 7.2.7, the percentage limit established by the Board of Directors pursuant to Section 7.2.7.

Existing Holder Limit. The term “Existing Holder Limit” shall mean the Existing Holder’s percentage of the outstanding Capital Stock Beneficially Owned or Constructively Owned by such Existing Holder on the Initial Date, unless otherwise adjusted pursuant to Section 7.2.7(e); provided, however, that such Person’s Existing Holder Limit upon any Reduction Event shall be the higher of (x) the foregoing percentage as adjusted by the Reduction Event and (y) the Common Stock Ownership Limit or Aggregate Stock Ownership Limit, as applicable.

Individual. The term “Individual” means an “individual” within the meaning of Section 542(a)(2) of the Code, but not including a qualified trust subject to the look through rule of Section 856(h)(3)(A)(i) of the Code.

Initial Date. The term “Initial Date” shall mean 12:01 a.m., Eastern Time, on the date immediately following the consummation of the Transaction.

Market Price. The term “Market Price” on any date shall mean, with respect to any class or series of outstanding shares of Capital Stock, the Closing Price for such Capital Stock on such date. The “Closing Price” on any date shall mean the last sale price for such Capital Stock, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Capital Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if such Capital Stock is not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Capital Stock is listed or admitted to trading or, if such Capital Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal automated quotation system that may then be in use or, if such Capital Stock is not quoted by any such system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Capital Stock selected by the Board of Directors or, in the event that no trading price is available for such Capital Stock, the fair market value of the Capital Stock, as determined by the Board of Directors.

NYSE. The term “NYSE” shall mean the New York Stock Exchange or the NYSE American.

Ownership Limit. The term “Ownership Limit” shall mean 9.8 percent (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of each class or series of stock of the Corporation, including Common Stock and Preferred Stock, or such other percentage determined by the Board of Directors in accordance with Section 7.2.8 of the Charter or such other percentage that the Board of Directors determines appropriate, relying on the type of information and representations described in Section 7.2.7 of the Charter.

Person. The term “Person” shall mean an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and a group to which an Excepted Holder Limit applies.

Prohibited Owner. The term “Prohibited Owner” shall mean, with respect to any purported Transfer, any Person who, but for the provisions of this Article VII, would Beneficially Own or Constructively Own shares of Capital Stock in violation of Section 7.2.1, and if appropriate in the context, shall also mean any Person who would have been the record owner of the shares that the Prohibited Owner would have so owned.

Reduction Event. The term “Reduction Event” shall mean the issuance of Capital Stock by the Corporation or any sale of Capital Stock by an Existing Holder.

Restriction Termination Date. The term “Restriction Termination Date” shall mean the first day after the Initial Date on which the Board of Directors determines pursuant to Section 5.6 of the Charter that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of shares of Capital Stock set forth herein is no longer required in order for the Corporation to attempt to, or continue to, qualify as a REIT.

Transaction. The term “Transaction” means the merger of Queen Merger Sub I, a Maryland corporation, with and into Mobile Infrastructure Corporation, a Maryland corporation (as the surviving entity, the “Surviving Company”), followed by the merger of the Surviving Company with and into the Corporation.

Transfer. The term “Transfer” shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Beneficial Ownership or Constructive Ownership, or any agreement to take any such action or cause any such event, of Capital Stock or the right to vote or receive dividends on Capital Stock, including (a) the granting or exercise of any option (or any disposition of any option), (b) any disposition of any securities or rights convertible into or exchangeable for Capital Stock or any interest in Capital Stock or any exercise of any such conversion or exchange right and (c) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of Capital Stock; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms “Transferring” and “Transferred” shall have the correlative meanings.

Trust. The term “Trust” shall mean any trust provided for in Section 7.3.1.

Trustee. The term “Trustee” shall mean the Person unaffiliated with the Corporation and a Prohibited Owner that is appointed by the Corporation to serve as trustee of the Trust.

Section 7.2 Capital Stock.

Section 7.2.1 Ownership Limitations. During the period commencing on the Initial Date and prior to the Restriction Termination Date, but subject to Section 7.4:

(a) Basic Restrictions.

(i) (1) No Person, other than an Excepted Holder or an Existing Holder, shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Aggregate Stock Ownership Limit, (2) no Person, other than an Excepted Holder or an Existing Holder, shall Beneficially Own or Constructively Own shares of any class or series of stock of the Corporation, including Common Stock and Preferred Stock, in excess of the Ownership Limit, (3) no Excepted Holder shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Excepted Holder Limit for such Excepted Holder, and (4) no Existing Holder shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Existing Holder Limit for such Existing Holder.

(ii) Except with respect to any shares of Capital Stock Beneficially Owned or Constructively Owned by an Existing Holder as of the Initial Date, no Person shall Beneficially Own or Constructively Own shares of Capital Stock to the extent that such Beneficial Ownership or Constructive Ownership of Capital Stock would result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a REIT (including, without limitation, Beneficial Ownership or Constructive Ownership that would result in the Corporation owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by the Corporation from such tenant would cause the Corporation to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).

(iii) Any Transfer of shares of Capital Stock that, if effective, would result in the Capital Stock being beneficially owned by less than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

(b) Transfer in Trust. If any Transfer of shares of Capital Stock occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of Section 7.2.1(a)(i) or (ii),

(i) then that number of shares of the Capital Stock the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 7.2.1(a)(i) or (ii) (rounded up to the nearest whole share) shall be automatically transferred to a Trust for the benefit of a Charitable Beneficiary, as described in Section 7.3, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such shares; or

(ii) if the transfer to the Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 7.2.1(a)(i) or (ii), then the Transfer of that number of shares of Capital Stock that otherwise would cause any Person to violate Section 7.2.1(a)(i) or (ii) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

(iii) To the extent that, upon a transfer of shares of Capital Stock pursuant to this Section 7.2.1(b), a violation of any provision of this Article VII would nonetheless be continuing (for example where the ownership of shares of Capital Stock by a single Trust would violate the 100 stockholder requirement applicable to REITs), then shares of Capital Stock shall be transferred to that number of Trusts, each having a distinct Trustee and a Charitable Beneficiary or Charitable Beneficiaries that are distinct from those of each other Trust, such that there is no violation of any provision of this Article VII.

Section 7.2.2 Remedies for Breach. If the Board of Directors shall at any time determine that a Transfer or other event has taken place that results in a violation of Section 7.2.1 or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any shares of Capital Stock in violation of Section 7.2.1 (whether or not such violation is intended), the Board of Directors shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Corporation to redeem shares, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfer or attempted Transfer or other event in violation of Section 7.2.1 shall automatically result in the transfer to the Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors.

Section 7.2.3 Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of shares of Capital Stock that will or may violate Section 7.2.1(a) or any Person who would have owned shares of Capital Stock that resulted in a transfer to the Trust pursuant to the provisions of Section 7.2.1(b) shall immediately give written notice to the Corporation of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation’s prospective or ongoing status as a REIT.

Section 7.2.4 Owners Required To Provide Information. From the Initial Date and prior to the Restriction Termination Date:

(a) every owner of five percent or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of Capital Stock, within 30 days after the end of each taxable year, shall give written notice to the Corporation stating the name and address of such owner, the number of shares of Capital Stock Beneficially Owned and a description of the manner in which such shares are held. Each such owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation’s prospective or ongoing status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit and the Ownership Limit; and

(b) each Person who is a Beneficial Owner or Constructive Owner of Capital Stock and each Person (including the stockholder of record) who is holding Capital Stock for a Beneficial Owner or Constructive Owner shall provide to the Corporation such information as the Corporation may request, in order to determine the Corporation’s prospective or ongoing status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Section 7.2.5 Remedies Not Limited. Subject to Section 5.5 of the Charter, nothing contained in this Section 7.2 shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation in preserving the Corporation’s prospective or ongoing status as a REIT.

Section 7.2.6 Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Section 7.2, Section 7.3 or any definition contained in Section 7.1, the Board of Directors may determine the application of the provisions of this Section 7.2 or Section 7.3 or any such definition with respect to any situation based on the facts known to it. In the event Section 7.2 or Section 7.3 requires an action by the Board of Directors and the Charter fails to provide specific guidance with respect to such action, the Board of Directors may determine the action to be taken so long as such action is not contrary to the provisions of Sections 7.1, 7.2 or 7.3. Absent a decision to the contrary by the Board of Directors, if a Person would have (but for the remedies set forth in Section 7.2.2) acquired Beneficial Ownership or Constructive Ownership of Capital Stock in violation of Section 7.2.1, such remedies (as applicable) shall apply first to the shares of Capital Stock which, but for such remedies, would have been Beneficially Owned or Constructively Owned (but not actually owned) by such Person, pro rata among the Persons who actually own such shares of Capital Stock based upon the relative number of the shares of Capital Stock held by each such Person.

Section 7.2.7 Exceptions.

(a) Subject to Section 7.2.1(a)(ii), the Board of Directors may exempt (prospectively or retroactively) a Person from the Aggregate Stock Ownership Limit and the Ownership Limit, as the case may be, and may establish or increase an Excepted Holder Limit for such Person if:

(i) the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary for the Board to ascertain that no individual’s Beneficial Ownership or Constructive Ownership of such shares of Capital Stock will violate Section 7.2.1(a)(ii);

(ii) such Person does not and represents that it will not own, actually or Constructively, an interest in a tenant of the Corporation (or a tenant of any entity owned or controlled by the Corporation) that would cause the Corporation to own, actually or Constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant and the Board of Directors obtains such representations and undertakings from such Person as the Board of Directors determines are reasonably necessary to ascertain this fact (for this purpose, a tenant from whom the Corporation (or an entity owned or controlled by the Corporation) derives (and is expected to continue to derive) a sufficiently small amount of revenue such that rent from such tenant would not adversely affect the Corporation’s ability to qualify as a REIT shall not be treated as a tenant of the Corporation); and

(iii) such Person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in Sections 7.2.1 through 7.2.6) will result in such shares of Capital Stock being automatically transferred to a Trust in accordance with Sections 7.2.1(b) and 7.3.

(b) Prior to granting any exception pursuant to Section 7.2.7(a), the Board of Directors may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors, as it may deem necessary or advisable in order to determine or ensure the Corporation’s status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exception.

(c) Subject to Section 7.2.1(a)(ii), an underwriter which participates in a public offering, forward sale or a private placement of Capital Stock (or securities convertible into or exchangeable for Capital Stock) may Beneficially Own or Constructively Own shares of Capital Stock (or securities convertible into or exchangeable for Capital Stock) in excess of the Aggregate Stock Ownership Limit, the Ownership Limit, or both such limits, but only to the extent necessary to facilitate such public offering, forward sale or private placement.

(d) The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time, (2) unless the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder provide otherwise, at any time after the Excepted Holder no longer Beneficially Owns or Constructively Owns shares of Capital Stock in excess of the Ownership Limit or the Aggregate Stock Ownership Limit or (3) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the Ownership Limit or the Aggregate Stock Ownership Limit.

(e) The Board of Directors is hereby expressly vested with the full power and authority to reduce the Existing Holder Limit as in effect from time to time on and after the date hereof for an Existing Holder. No such reduction shall constitute or be deemed to constitute an amendment of the Charter, and shall take effect automatically without any action on the part of any stockholder as of the date specified by the Board of Directors that is subsequent to the Board resolution approving and effecting such reduction. An Existing Holder shall not be deemed to have violated either the Aggregate Stock Ownership Limit or the Ownership Limit, as applicable, until such time as such Existing Holder’s percentage of ownership of Capital Stock, having fallen below the Ownership Limit or Aggregate Stock Ownership Limit, as applicable, again exceeds the Ownership Limit or Aggregate Stock Ownership Limit, as applicable.

Section 7.2.8 Increase or Decrease in Ownership or Aggregate Stock Ownership Limits. Subject to Section 7.2.1(a)(ii) and this Section 7.2.8, the Board of Directors may from time to time following the Initial Date increase or decrease the Ownership Limit and the Aggregate Stock Ownership Limit for one or more Persons and increase or decrease the Ownership Limit and the Aggregate Stock Ownership Limit for all other

Persons. No decreased Ownership Limit or Aggregate Stock Ownership Limit will be effective for any Person whose percentage of ownership of Capital Stock is in excess of such decreased Ownership Limit or Aggregate Stock Ownership Limit, as applicable, until such time as such Person’s percentage of ownership of Capital Stock equals or falls below the decreased Ownership Limit or Aggregate Stock Ownership Limit, as applicable; provided, however, any further acquisition of Capital Stock by any such Person (other than a Person for whom an exemption has been granted pursuant to Section 7.2.7(a) or an Excepted Holder) in excess of the Capital Stock owned by such person on the date the decreased Ownership Limit or Aggregate Stock Ownership Limit, as applicable, became effective will be in violation of the Ownership Limit or Aggregate Stock Ownership Limit. No increase to the Ownership Limit or Aggregate Stock Ownership Limit may be approved if, following the Initial Date, the new Ownership Limit and/or Aggregate Stock Ownership Limit would allow five or fewer Individuals to Beneficially Own, in the aggregate more than 49.9% in value of the outstanding Capital Stock or otherwise cause the Corporation to fail to qualify as a REIT. Prior to increasing or decreasing the Ownership Limit or the Aggregate Stock Ownership Limit pursuant to this Section 7.2.8, the Board of Directors may require such opinions of counsel, affidavits, undertakings or agreements, in form and substance satisfactory to the Board of Directors, as it may deem necessary or advisable in order to determine or ensure the Corporation’s qualification as a REIT.

Section 7.2.9 Legend. Each certificate for shares of Capital Stock, if certificated, shall bear substantially the following legend:

The shares represented by this certificate are subject to restrictions on Beneficial Ownership and Constructive Ownership and Transfer for the purpose, among others, of the Corporation’s prospective or ongoing status as a Real Estate Investment Trust under the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain further restrictions and except as expressly provided in the Corporation’s Charter, (i) no Person may Beneficially Own or Constructively Own shares of the Corporation’s Common Stock in excess of the Ownership Limit unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable) or an Existing Holder (in which case the Existing Holder Limit shall be applicable); (ii) no Person may Beneficially Own or Constructively Own shares of Capital Stock of the Corporation in excess of the Aggregate Stock Ownership Limit, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable) or an Existing Holder (in which case the Existing Holder Limit shall be applicable); (iii) no Person may Beneficially Own or Constructively Own Capital Stock that would result in the Corporation being “closely held” under Section 856(h) of the Code or otherwise cause the Corporation to fail to qualify as a REIT; and (iv) no Person may Transfer shares of Capital Stock if such Transfer would result in the Capital Stock of the Corporation being owned by fewer than 100 Persons. Any Person who Beneficially Owns or Constructively Owns or attempts or intends to Beneficially Own or Constructively Own shares of Capital Stock which cause or will cause a Person to Beneficially Own or Constructively Own shares of Capital Stock in excess or in violation of the above limitations must immediately notify the Corporation. If any of the restrictions on transfer or ownership provided in (i), (ii) or (iii) above are violated, the shares of Capital Stock in excess or in violation of the above limitations will be automatically transferred to a Trustee of a Trust for the benefit of one or more Charitable Beneficiaries. In addition, the Corporation may redeem shares upon the terms and conditions specified by the Board of Directors in its sole and absolute discretion if the Board of Directors determines that ownership or a Transfer or other event may violate the restrictions described above. Furthermore, if the ownership restrictions provided in (iv) above would be violated or upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings defined in the Charter of the Corporation, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of shares of Capital Stock of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its Principal Office.

Instead of the foregoing legend, the certificate or any notice in lieu of a certificate may state that the Corporation will furnish a full statement about certain restrictions on ownership and transfer of the shares to a stockholder on request and without charge.

Section 7.3 Transfer of Capital Stock in Trust.

Section 7.3.1 Ownership in Trust. Upon any purported Transfer or other event described in Section 7.2.1(b) that would result in a transfer of shares of Capital Stock to a Trust, such shares of Capital Stock shall be deemed to have been transferred to the Trustee as trustee of a Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Trust pursuant to Section 7.2.1(b). The Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Corporation as provided in Section 7.3.6.

Section 7.3.2 Status of Shares Held by the Trustee. Shares of Capital Stock held by the Trustee shall be issued and outstanding shares of Capital Stock of the Corporation. The Prohibited Owner shall have no rights in the shares held by the Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Trust.

Section 7.3.3 Dividend and Voting Rights. The Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares of Capital Stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee shall be paid by the recipient of such dividend or other distribution to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or other distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares of Capital Stock held in the Trust and, subject to Maryland law, effective as of the date that the shares of Capital Stock have been transferred to the Trust, the Trustee shall have the authority (at the Trustee’s sole and absolute discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trust and (ii) to recast such vote; provided, however, that if the Corporation has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article VII, until the Corporation has received notification that shares of Capital Stock have been transferred into a Trust, the Corporation shall be entitled to rely on its stock transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes and determining the other rights of stockholders.

Section 7.3.4 Sale of Shares by Trustee. Within 20 days of receiving notice from the Corporation that shares of Capital Stock have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 7.2.1(a). Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 7.3.4. The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Trust and (2) the price per share received by the Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the Trust. The Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Section 7.3.3 of this Article VII. Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that shares of Capital Stock have been transferred to the Trustee, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 7.3.4, such excess shall be paid to the Trustee upon demand.

Section 7.3.5 Purchase Right in Stock Transferred to the Trustee. Shares of Capital Stock transferred to the Trustee shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which has been paid to the Prohibited Owner and is owed by the Prohibited Owner to the Trustee pursuant to Section 7.3.3 of this Article VII. The Corporation may pay the amount of such reduction to the Trustee for the benefit of the Charitable Beneficiary. The Corporation shall have the right to accept such offer until the Trustee has sold the shares held in the Trust pursuant to Section 7.3.4. Upon such a sale to the Corporation, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

Section 7.3.6 Designation of Charitable Beneficiaries. By written notice to the Trustee, the Corporation shall designate one or more nonprofit organizations to be the Charitable Beneficiary or Charitable Beneficiaries of the interest in the Trust such that (i) the shares of Capital Stock held in the Trust would not violate the restrictions set forth in Section 7.2.1(a) in the hands of such Charitable Beneficiary or Charitable Beneficiaries and (ii) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code. Neither the failure of the Corporation to make such designation nor the failure of the Corporation to appoint the Trustee before the automatic transfer provided in Section 7.2.1(b) shall make such transfer ineffective, provided that the Corporation thereafter makes such designation and appointment.

Section 7.4 NYSE Transactions. Nothing in this Article VII shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article VII and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article VII.

Section 7.5 Enforcement. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article VII.

Section 7.6 Non-Waiver. No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

ARTICLE VIII

AMENDMENTS

The Corporation reserves the right from time to time to make any amendment to the Charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the Charter, of any shares of outstanding stock. All rights and powers conferred by the Charter on stockholders, directors and officers are granted subject to this reservation. Except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the Charter, any amendment to the Charter shall be valid only if declared advisable by the Board of Directors and approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

ARTICLE IX

LIMITATION OF LIABILITY; INDEMNIFICATION

AND ADVANCE OF EXPENSES

Section 9.1 Limitation of Liability. To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

Section 9.2 Indemnification and Advance of Expenses. To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity. The rights to indemnification and advance of expenses provided by the Charter shall vest immediately upon the election of a director or officer. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to an individual who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The indemnification and payment or reimbursement of expenses provided in the Charter shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any bylaw, resolution, insurance or agreement or otherwise.

Section 9.3 Amendment or Repeal. Neither the amendment nor repeal of this Article IX, nor the adoption or amendment of any other provision of the Charter or the Bylaws inconsistent with this Article IX, shall apply to or affect in any respect the applicability of the preceding sections of this Article IX with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

THIRD: The amendment to and restatement of the charter as hereinabove set forth have been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The current address of the principal office of the Corporation is as set forth in Article IV of the foregoing amendment and restatement of the charter.

FIFTH: The name and address of the Corporation’s current resident agent are as set forth in Article IV of the foregoing amendment and restatement of the charter.

SIXTH: The number of directors of the Corporation and the names of those currently in office are as set forth in Article V of the foregoing amendment and restatement of the charter.

SEVENTH: The total number of shares of stock which the Corporation had authority to issue immediately prior to this amendment and restatement was                                 , consisting of                                      shares of Common Stock, $0.0001 par value per share and                          shares of Preferred Stock, $0.0001 par value per share. The aggregate par value of all shares of stock having par value was $                    .

EIGHTH: The total number of shares of stock which the Corporation has authority to issue pursuant to the foregoing amendment and restatement of the charter is 600,000,000, consisting of 500,000,000 shares of

Common Stock, $0.0001 par value per share, and 100,000,000 shares of Preferred Stock, $0.0001 par value per share, 50,000 of which have been classified as shares of Series A Convertible Redeemable Preferred Stock, 97,000 of which have been classified as shares of Series 1 Convertible Redeemable Preferred Stock and 60,000 of which have been classified as shares of Series 2 Convertible Preferred Stock. The aggregate par value of all authorized shares of stock having par value is $60,000.

NINTH: The undersigned acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its President and attested to by its Secretary on this                      day of                     , 2023.

ATTEST:	[FIFTH WALL ACQUISITION CORP. III]

	By:	(SEAL)

ANNEX A

SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK

Annex A

Series A Convertible Redeemable Preferred Stock

1. Designation and Number. A series of Preferred Stock, designated the “Series A Convertible Redeemable Preferred Stock” (the “Series A Preferred Stock”), is hereby established. The number of shares of Series A Preferred Stock shall be 50,000. The par value of the Series A Preferred Stock shall be $0.0001.

2. Definitions. In addition to the capitalized terms elsewhere defined herein, the following terms, when used herein, shall have the meanings indicated:

(a) “Listing Event” shall mean either (i) the listing of the Common Stock (as defined in the Charter) on a national securities exchange or (ii) a merger, sale of all or substantially all of the Corporation’s assets or another transaction, in each case, approved by the Board of Directors in which the holders of Common Stock will receive shares of common stock that are listed on a national securities exchange, or options or warrants to acquire shares of common stock that are listed on a national securities exchange, in exchange for their existing shares, options and warrants of the Corporation, as applicable.

(b) “Merger” shall mean the merger of Mobile (as defined below) with and into the Corporation, as contemplated by the [Business Combination Agreement, dated as of [                , 2022], by and between the Corporation and Mobile].

(c) “Mobile” shall mean Mobile Infrastructure Corporation, a Maryland corporation.

(d) “Mobile Preferred Stock” shall mean the Series A Convertible Redeemable Preferred Stock, par value $0.0001 per share, of Mobile.

(e) “Nasdaq” shall mean the Nasdaq Stock Market.

(f) “Person” shall mean any company, limited liability company, partnership, trust, organization, association, other entity or individual.

(g) “Trading Day” shall mean, (i) if the Common Stock is listed or admitted to trading on Nasdaq, a day on which Nasdaq is open for the transaction of business, (ii) if the Common Stock is not listed or admitted to trading on Nasdaq but is listed or admitted to trading on another national securities exchange or automated quotation system, a day on which such national securities exchange or automated quotation system, as the case may be, on which the Common Stock is listed or admitted to trading is open for the transaction of business, or (iii) if the Common Stock is not listed or admitted to trading on any national securities exchange or automated quotation system, any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

(h) “VWAP” shall mean, for any Trading Day, the volume-weighted average price, calculated by dividing the aggregate value of Common Stock traded on Nasdaq during regular hours (price per share multiplied by number of shares traded) by the total volume (number of shares) of Common Stock traded on Nasdaq (or such other national securities exchange or automated quotation system on which the Common Stock is listed) for such Trading Day, or if such volume-weighted average price is unavailable, the market value of one share of Common Stock on such Trading Day as determined by the Board of Directors in a commercially reasonable manner, using a volume-weighted average price method.

3. Rank. The Series A Preferred Stock shall, with respect to rights to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation, rank (a) senior to all classes or series of Common Stock and any other class or series of stock of the Corporation the terms of which specifically provide that the holders of the Series A Preferred Stock are entitled to receive dividends or amounts distributable upon the liquidation, dissolution or winding up of the Corporation in preference or priority to the holders of such class or series (the “Junior Stock”); (b) on a parity with the Series 1 Convertible Redeemable Preferred Stock of the Corporation and any other class or series of stock of the Corporation the terms of which specifically provide that the holders of such class or series of stock and the Series A Preferred Stock are entitled to receive dividends and amounts distributable upon the liquidation, dissolution or winding up of the Corporation in proportion to their respective amounts of accumulated, accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other (the “Parity Stock”); and (c) junior to any class or series of stock of the Corporation the terms of which specifically provide that the holders of such class or series are entitled to receive dividends or amounts distributable upon the liquidation, dissolution or winding up of the Corporation in preference or priority to the holders of the Series A Preferred Stock (the “Senior Stock”).

4. Dividends.

(a) Subject to the preferential rights of holders of any class or series of Senior Stock, holders of the Series A Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment of dividends, cash dividends at the rate of 5.75% per annum of the initial stated value of $1,000 per share (the “Stated Value”) (equivalent to a fixed annual rate of $57.50 per share); provided, however, that the annual dividend rate on each share of Series A Preferred Stock shall be increased to 7.50% of the Stated Value (equivalent to a fixed annual rate of $75.00 per share) until the occurrence of a Listing Event, at which time, the dividend rate on each share of Series A Preferred Stock will revert automatically to 5.75% per annum of the Stated Value. The dividends on each share of Series A Preferred Stock shall be cumulative from the first date on which such share of Series A Preferred Stock is issued (the “Original Issue Date”) and shall be payable monthly on the 12th day of the month following the month for which the dividend was declared or, if not a business day, the next succeeding business day (each, a “Dividend Payment Date”); provided, that, no holder of any shares of Series A Preferred Stock shall be entitled to receive any dividends paid or payable on the Series A Preferred Stock with a Dividend Payment Date before the date such shares of Series A Preferred Stock are issued. Notwithstanding anything to the contrary contained herein, any and all accrued but unpaid dividends (whether or not declared) on each share of Mobile Preferred Stock exchanged in the Merger for a share of Series A Preferred Stock shall be treated for purposes of the Charter as if accrued by the Corporation with respect to such share of Series A Preferred Stock, including any unpaid dividends prior to the Original Issue Date and otherwise in accordance with this Section 4(a) (such amount with respect to each share of Series A Preferred Stock, not including the amount of any accrued and unpaid dividends paid in cash as part of the consideration paid in the Merger to the holder of such share of Mobile Preferred Stock for which the Series A Preferred Stock was exchanged, the “Mobile Preferred Accrual”). Any dividend payable on the Series A Preferred Stock for any partial dividend period shall be computed ratably on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable in arrears to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date (the “Dividend Record Date”) 15 days preceding the applicable Dividend Payment Date. The term “business day” shall mean any day, other than Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law to close, or a day which is or is declared a national or a New York state holiday.

(b) Holders of Series A Preferred Stock shall not be entitled to any dividends in excess of cumulative dividends, as herein provided, on the Series A Preferred Stock. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

(c) No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears (including the Mobile Preferred Accrual).

(d) When dividends are not paid in full upon the Series A Preferred Stock (including the Mobile Preferred Accrual) or any other class or series of Parity Stock, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series A Preferred Stock and any shares of Parity Stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on the Series A Preferred Stock and accumulated, accrued and unpaid on such Parity Stock (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Parity Stock does not have a cumulative dividend).

(e) Except as set forth in the preceding paragraph, unless full cumulative dividends equal to the full amount of all accumulated, accrued and unpaid dividends on the Series A Preferred Stock have been, or are concurrently therewith, declared and paid, or declared and set apart for payment, for all past dividend periods, no dividends (other than dividends or distributions paid in shares of Junior Stock or options, warrants or rights to subscribe for or purchase shares of Junior Stock) shall be declared and paid or declared and set apart for payment by the Corporation and no other distribution of cash or other property may be declared and made, directly or indirectly, by the Corporation with respect to any shares of Junior Stock or Parity Stock, nor shall any shares of Junior Stock or Parity Stock be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Stock made for purposes of an equity incentive or benefit plan of the Corporation) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock), directly or indirectly, by the Corporation (except by conversion into or exchange for shares of Junior Stock, or options, warrants or rights to subscribe for or purchase shares of Junior Stock), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of shares of Junior Stock or Parity Stock.

(f) Notwithstanding the foregoing provisions of this Section 4, the Corporation shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or other distribution on any Junior Stock or Parity Stock, or (ii) redeeming, purchasing or otherwise acquiring Junior Stock or Parity Stock, in each case, if such declaration, payment, setting apart for payment, redemption, purchase or other acquisition is necessary in order to comply with the restrictions on transfer and ownership set forth in Article VII of the Charter.

5. Liquidation Preference.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any payment or distribution by the Corporation shall be made to or set apart for the holders of any shares of Junior Stock, the holders of shares of the Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation that are legally available for distribution to the stockholders, a liquidation preference equal to the Stated Value per share (the “Liquidation Preference”), plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not declared) to and including the date of payment (including the Mobile Preferred Accrual). Until the holders of the Series A Preferred Stock have been paid the Liquidation Preference in full, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Corporation. If upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the available assets of the Corporation, or proceeds thereof, distributable among the holders of the Series A Preferred Stock shall be insufficient to pay in full the above described Liquidation Preference and the liquidating payments on any shares of any class or series of Parity Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of the Series A Preferred Stock and any such Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Series A Preferred Stock and any such Parity Stock if all amounts payable thereon were paid in full. After payment of the full amount of the Liquidation Preference to which they are entitled, the holders of the Series A Preferred Stock shall have no right or claim to any of the remaining assets of the Corporation.

(b) Upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of the Series A Preferred Stock and any Parity Stock, the holders of any classes or series of Junior Stock shall be entitled to receive any and all assets of the Corporation remaining to be paid or distributed, and the holders of the Series A Preferred Stock and any Parity Stock shall not be entitled to share therein.

(c) The consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other corporation, trust or entity with or into the Corporation, or the sale or transfer of all or substantially all of the assets or business of the Corporation or a statutory share exchange, shall not be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of the Corporation. A Listing Event shall not be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(d) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise is permitted under the Maryland General Corporation Law, amounts that would be needed, if the Corporation were to be dissolved at the time of distribution to satisfy the preferential rights upon dissolution of holders of shares of the Series A Preferred Stock (including the Mobile Preferred Accrual) shall not be added to the Corporation’s total liabilities.

6. Conversion.

(a) Subject to the Corporation’s redemption rights set forth in Section 6(b), each share of Series A Preferred Stock is convertible into shares of Common Stock at the election of the holder thereof by written notice to the Corporation (each, a “Conversion Notice”). The Conversion Notice shall state: (i) the number of shares of Series A Preferred Stock to be converted; and (ii) that the shares of Series A Preferred Stock are to be converted pursuant to the applicable terms of the Series A Preferred Stock. Each such share of Series A Preferred Stock will convert into a number of shares of Common Stock determined by dividing (i) the sum of (A) 100% of the Stated Value plus (B) any accrued but unpaid dividends to, but not including, the Conversion Date (as defined below) (unless the Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accrued and unpaid dividend will be included in such sum) by (ii) the conversion price of each share of Common Stock (the “Conversion Price”). The Conversion Price will be determined as follows:

i. Provided there has been a Listing Event, the Conversion Price for such share of Series A Preferred Stock will be equal to the VWAP per share of Common Stock of the Corporation (or its successor) for the 20 Trading Days prior to the delivery date of the Conversion Notice.

ii. If a Listing Event has not occurred, the Conversion Price for such share of Series A Preferred Stock will be equal to 100% of the Corporation’s net asset value per share of Common Stock (“NAV per share”), if then established, and until the Corporation establishes a NAV per share, the Conversion Price will be equal to $25.00, or the initial offering price per share of Common Stock in Mobile’s initial public offering.

A holder may elect to convert all or any portion of its shares of Series A Preferred Stock by delivering a Conversion Notice stating its desire to convert such number of shares of Series A Preferred Stock into Common Stock. Subject to the Corporation’s redemption rights set forth in Section 6(b) and Section 7, the conversion of the Series A Preferred Stock subject to a Conversion Notice (the “Conversion Shares”) into Common Stock will occur at the end of the 20th Trading Day after the Corporation’s receipt of such Conversion Notice (the “Conversion Date”).

(b) Notwithstanding the foregoing, upon a holder providing a Conversion Notice, the Corporation will have the right (but not the obligation) to redeem, in its sole discretion, any or all of the Conversion Shares at a redemption price, payable in cash, equal to 100% of the Stated Value of each share of Series A Preferred Stock, plus any accrued but unpaid dividends (including the Mobile Preferred Accrual) thereon to, but not including, the redemption date (the “Redemption Price”).

The Corporation, in its discretion, may elect to redeem any such shares of Series A Preferred Stock by delivering a written notice of redemption to the holder thereof on or prior to 10th Trading Day prior to the close of trading on the Conversion Date. If the Corporation elects to redeem such Conversion Shares, the Corporation shall pay the Redemption Price, without interest, to holder of the redeemed Conversion Shares promptly following the delivery of a notice of redemption pursuant to this Section 6, but, in any event, not later than the Conversion Date, which payment date shall also be the redemption date for purposes of this Section 6; provided, however, that if the Corporation exercises its redemption right pursuant to Section 7, such shares shall be redeemed in accordance with the procedures set forth in Section 7. If a notice of redemption is not delivered by the Corporation by the 10th Trading Day prior to the close of trading on the Conversion Date, the Conversion Shares shall thereafter convert into shares of Common Stock, effective as of the close of trading on the Conversion Date.

(c) Holders of Series A Preferred Stock shall not have the right to convert any shares that the Corporation has elected to redeem pursuant to this Section 6 or Section 7. Accordingly, if the Corporation has provided a notice of redemption with respect to some of all of the Series A Preferred Stock, holders of any Series A Preferred Stock that the Corporation has called for redemption shall not be permitted to exercise their conversion right pursuant to Section 6 in respect of any of the shares that have been called for redemption, and such shares of Series A Preferred Stock shall not be so converted and the holders of such shares shall be entitled to receive on the applicable redemption date the applicable redemption price.

(d) Written notice as to the redemption of any Conversion Shares pursuant to this Section 6 shall be given by first class mail, postage pre-paid, to each such record holder of such shares of Series A Preferred Stock at the respective mailing addresses of each such holder as the same shall appear on the stock transfer records of the Corporation. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any such shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which Series A Preferred Stock may then be listed or admitted to trading, such notice shall state: (i) the redemption date (which may not be after the Conversion Date); (ii) the Redemption Price payable on the redemption date, including without limitation a statement as to whether or not accumulated, accrued and unpaid dividends shall be payable as part of the Redemption Price, or payable on the next Dividend Payment Date to the record holder at the close of business on the relevant Dividend Record Date as described above; (iii) that the Series A Preferred Stock are being redeemed pursuant to this Section 6; and (iv) that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on such redemption date. If less than all the Conversion Shares are to be redeemed, the notice mailed to such holder also shall specify the number of Conversion Shares to be redeemed.

(e) If notice of redemption of any shares of Series A Preferred Stock has been given and if the funds necessary for such redemption have been set apart by the Corporation for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall be redeemed in accordance with the notice and shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the cash payable upon such redemption without interest thereon. No further action on the part of the holders of such shares shall be required.

(f) In the event of any conversion or redemption pursuant to Section 6, if the Conversion Date or redemption date, as applicable, occurs after a Dividend Record Date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such shares converted or called for redemption, as applicable, shall be payable on such Dividend Payment Date to the holders of record at the close of business on such Dividend Record Date, and shall not be payable in connection with the conversion or redemption of such shares.

(g) Notwithstanding anything to the contrary contained herein, no holder of shares of Series A Preferred Stock will be entitled to convert such shares of Series A Preferred Stock into shares of Common Stock to the extent that receipt of such shares of Common Stock would cause the holder of such shares of Common Stock (or any other person) to violate the restrictions on transfer and ownership set forth in Article VII of the Charter.

7. Optional Redemption by the Corporation.

(a) Except as provided in Section 6, the Series A Preferred Stock are not redeemable by the Corporation prior to the 20th Trading Day after the date of a Listing Event, if any. However, the Series A Preferred Stock shall be subject to the provisions of Article VII of the Charter. Pursuant to Article VII of the Charter, and without limitation of any provisions of such Article VII, the Series A Preferred Stock, together with all other stock of the

Corporation, owned by a stockholder in excess of the Aggregate Stock Ownership Limit (as defined in the Charter) will automatically be transferred to a Trust (as defined in the Charter) for the benefit of a Charitable Beneficiary (as defined in the Charter) and the Corporation shall have the right to purchase such transferred shares from the Trust. For this purpose, the Market Price (as defined in the Charter) of Series A Preferred Stock shall equal the Stated Value, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to and including the date of purchase.

(b) From time to time, on and after the 20th Trading Day after the date of a Listing Event, if any, the Corporation may, at its option, redeem such shares of the Series A Preferred Stock, in whole or from time to time, in part, at a redemption price equal to 100% of the Stated Value per share, plus all accumulated, accrued and unpaid dividends, if any, to and including the date fixed for redemption (including the Mobile Preferred Accrual) (the “Optional Redemption Date”).

(c) The Optional Redemption Date shall be selected by the Corporation and shall be 30 days after the date on which the Corporation sends a notice of redemption (the “Optional Redemption Notice”).

(d) If full cumulative dividends (including the Mobile Preferred Accrual) on all outstanding shares of Series A Preferred Stock have not been declared and paid or declared and set apart for payment for all past dividend periods, no shares of Series A Preferred Stock may be redeemed pursuant to this Section 7, unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed, and neither the Corporation nor any of its affiliates may purchase or otherwise acquire shares of Series A Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of the Series A Preferred Stock; provided, however, that the foregoing shall not prevent the redemption or purchase by the Corporation of shares of Series A Preferred Stock pursuant to Article VII of the Charter.

(e) If fewer than all the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to this Section 7, the Corporation shall select those shares to be redeemed pro rata or in such manner as the Board of Directors may determine.

(f) The Optional Redemption Notice shall be given by first class mail, postage pre-paid, to each such record holder of such shares of Series A Preferred Stock at the respective mailing addresses of each such holder as the same shall appear on the stock transfer records of the Corporation. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any such shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given.

(g) In addition to any information required by law or by the applicable rules of any exchange upon which Series A Preferred Stock may then be listed or admitted to trading, the Optional Redemption Notice shall state: (i) the Optional Redemption Date; (ii) the redemption price payable on the Optional Redemption Date, including without limitation a statement as to whether or not accumulated, accrued and unpaid dividends shall be payable as part of the redemption price, or payable on the next Dividend Payment Date to the record holder at the close of business on the relevant Dividend Record Date as described above; (iii) whether the redemption price will be paid in cash or Common Stock; (iv) that the Series A Preferred Stock are being redeemed pursuant to Section 7; and (v) that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on such Optional Redemption Date. If less than all the shares of Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder also shall specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

(h) If the Optional Redemption Notice has been given and if the funds necessary for such redemption have been set apart by the Corporation for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then, from and after the Optional Redemption Date, dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall be redeemed in accordance with the notice and shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the cash or Common Stock payable upon such redemption without interest thereon. No further action on the part of the holders of such shares shall be required.

(i) Pursuant to Section 6 above, the Corporation also shall have the right to redeem all or any portion of the Conversion Shares subject to a Conversion Notice for a cash payment to the holder thereof equal to the Redemption Price set forth in Section 6(b) above, by delivering a Redemption Notice to the holder of such Conversion Shares on or prior 10th Trading Day prior to the close of trading on the applicable Conversion Date.

(j) Subject to applicable law and the limitation on purchases when dividends on the Series A Preferred Stock are in arrears, the Corporation may, at any time and from time to time, purchase or otherwise acquire any shares of Series A Preferred Stock in the open market, by tender or by private agreement.

8. Redemption Price.

(a) The redemption price payable pursuant to any redemption pursuant to Section 7 (other than any redemption in connection with a Conversion Notice pursuant to Sections 6 and 7(i)) shall be paid in cash or, at the election of the Corporation in its sole discretion, in shares of Common Stock, based on the VWAP of the Common Stock for the 20 Trading Days immediately preceding the Optional Redemption Date; provided however, that if the shares of Common Stock are not then listed on a national securities exchange, then the value of the Common Stock will be equal to the then current NAV per share of Common Stock if then established by the Corporation. Until the establishment of a NAV per share, the value of the Common Stock for redemption purposes shall be equal to $25.00 or the initial offering price per share of Common Stock in Mobile’s initial public offering. For the avoidance of doubt, any accumulated, accrued and unpaid dividends, if any, with respect to shares of Series A Preferred Stock to be redeemed shall be paid in cash.

(b) Redemptions of shares of Series A Preferred Stock by the Corporation in connection with a Conversion Notice pursuant to Sections 6 and 7(i), if any, shall be paid in cash.

(c) In the event of any redemption pursuant to Section 7, if the Optional Redemption Date occurs after a Dividend Record Date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such shares called for redemption shall be payable on such Dividend Payment Date to the holders of record at the close of business on such Dividend Record Date, and shall not be payable as part of the redemption price for such shares.

9. No Fractional Shares. The Corporation shall not issue fractional shares of Common Stock upon any conversion pursuant to Section 6 or redemption pursuant to Section 7, but in lieu of fractional shares, the Corporation, at its sole discretion, may (i) eliminate a fractional interest by rounding up to a full share, (ii) arrange for the disposition of a fractional interest by the person entitled to it, (iii) pay cash for the fair value of a fractional share of stock determined as of the time when the person entitled to receive it is determined, or (iv) otherwise arrange for the disposition of the fractional interest in accordance with Section 2-214 of the Maryland General Corporation Law.

10. Appointment of Transfer Agent; Mechanics of Conversion and Redemption.

(a) The Corporation shall maintain or cause to be maintained a register in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration of shares of Series A Preferred Stock and of transfers of shares of Series A Preferred Stock for the purpose of registering shares of Series A Preferred Stock and of transfers of shares of Series A Preferred Stock as herein provided. The Corporation may appoint a registrar and one or more transfer agents for the Series A Preferred Stock as it shall determine. The Corporation may change the transfer agent without prior notice to any holder.

(b) If the Corporation elects to issue Common Stock upon any conversion pursuant to Section 6 or redemption pursuant to Section 7, the Corporation shall cause the transfer agent to, as soon as practicable, but not later than three

(3) business days after the effective date of such conversion or redemption, register the number of shares of Common Stock to which such holder shall be entitled as a result of such redemption. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion or redemption shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of the effective date of such conversion or redemption.

11. Reservation of Shares.

(a) The Corporation shall reserve and shall at all times have reserved out of its authorized but unissued shares of Common Stock, a sufficient number of shares of Common Stock to permit any conversion pursuant to Section 6 or redemption pursuant to Section 7 of the then outstanding shares of Series A Preferred Stock. All shares of Common Stock when issued upon redemption of shares of Series A Preferred Stock shall be validly issued, fully paid and nonassessable.

(b) Any shares of Series A Preferred Stock that shall at any time have been converted or redeemed pursuant to Section 6 or redeemed pursuant to Section 7 or otherwise acquired by the Corporation shall, after such redemption or acquisition, have the status of authorized but unissued Preferred Stock, without designation as to class or series until such shares are once more classified and designated as part of a particular class or series by the Board of Directors.

12. Adjustments. If a conversion or redemption of any shares of Series A Preferred Stock pursuant to Section 6, Section 7 or Section 8 occurs less than 20 Trading Days after the Corporation: (i) declares a dividend or makes a distribution on the Common Stock payable in Common Stock, (ii) subdivides or splits the outstanding Common Stock, (iii) combines or reclassifies the outstanding Common Stock into a smaller number of shares or (iv) consolidates with, or merges with or into, any other person, or engages in any reorganization, reclassification or recapitalization that is effected in such a manner that the holders of Common Stock are entitled to receive stock, securities, cash or other assets with respect to or in exchange for Common Stock (other than as a cash dividend or distribution declared by the Corporation), the Stated Value shall be adjusted so that the conversion or redemption of the Series A Preferred Stock less than 20 Trading Days after such event shall entitle the holder to receive the aggregate number of shares of Common Stock or cash, which, if the Series A Preferred Stock had been converted or redeemed immediately prior to such event, such holder would have owned upon such conversion or redemption and been entitled to receive by virtue of such dividend, distribution, subdivision, split, combination, consolidation, merger, reorganization, reclassification or recapitalization.

13. Voting Rights. Holders of the Series A Preferred Stock shall not have any voting rights.

14. Restrictions on Transfer. The Series A Preferred Stock are subject to the provisions of Article VII of the Charter. In addition, no shares of Series A Preferred Stock may be sold or otherwise Transferred (as defined in the Charter) unless the holder thereof delivers evidence, to the satisfaction of the Corporation, that such sale or other Transfer (as defined in the Charter) of such shares of Series A Preferred Stock is made to an accredited investor solely in compliance with all federal and state securities laws. Series A Preferred Stock shall include the following legend and any other legends required by state securities laws and the Charter and Bylaws:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

Any sale or transfer of shares of Series A Preferred Stock made in violation of any federal or state securities law shall be void ab initio.

ANNEX B

SERIES 1 CONVERTIBLE REDEEMABLE PREFERRED STOCK

1. Designation and Number. A series of Preferred Stock, designated the “Series 1 Convertible Redeemable Preferred Stock” (the “Series 1 Preferred Stock”), is hereby established. The number of shares of Series 1 Preferred Stock shall be 97,000. The par value of the Series 1 Preferred Stock shall be $0.0001.

2. Definitions. In addition to the capitalized terms elsewhere defined herein, the following terms, when used herein, shall have the meanings indicated:

(a) “Listing Event” shall mean either (i) the listing of the Common Stock (as defined in the Charter) on a national securities exchange or (ii) a merger, sale of all or substantially all of the Corporation’s assets or another transaction, in each case, approved by the Board of Directors in which the holders of Common Stock will receive shares of common stock that are listed on a national securities exchange, or options or warrants to acquire shares of common stock that are listed on a national securities exchange, in exchange for their existing shares, options and warrants of the Corporation, as applicable.

(b) “Merger” shall mean the merger of Mobile (as defined below) with and into the Corporation, as contemplated by the [Business Combination Agreement, dated as of [                , 2022], by and between the Corporation and Mobile].

(c) “Mobile” shall mean Mobile Infrastructure Corporation, a Maryland corporation.

(d) “Mobile Preferred Stock” shall mean the Series 1 Convertible Redeemable Preferred Stock, par value $0.0001 per share, of Mobile.

(e) “Nasdaq” shall mean the Nasdaq Stock Market.

(f) “Person” shall mean any company, limited liability company, partnership, trust, organization, association, other entity or individual.

(g) “Trading Day” shall mean, (i) if the Common Stock is listed or admitted to trading on Nasdaq, a day on which Nasdaq is open for the transaction of business, (ii) if the Common Stock is not listed or admitted to trading on Nasdaq but is listed or admitted to trading on another national securities exchange or automated quotation system, a day on which such national securities exchange or automated quotation system, as the case may be, on which the Common Stock is listed or admitted to trading is open for the transaction of business, or (iii) if the Common Stock is not listed or admitted to trading on any national securities exchange or automated quotation system, any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

(h) “VWAP” shall mean, for any Trading Day, the volume-weighted average price, calculated by dividing the aggregate value of Common Stock traded on Nasdaq during regular hours (price per share multiplied by number of shares traded) by the total volume (number of shares) of Common Stock traded on Nasdaq (or such other national securities exchange or automated quotation system on which the Common Stock is listed) for such Trading Day, or if such volume-weighted average price is unavailable, the market value of one share of Common Stock on such Trading Day as determined by the Board of Directors in a commercially reasonable manner, using a volume-weighted average price method.

3. Rank. The Series 1 Preferred Stock shall, with respect to rights to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation, rank (a) senior to all classes or series of Common Stock and any other class or series of stock of the Corporation the terms of which specifically provide that the holders of the Series 1 Preferred Stock are entitled to receive dividends or amounts distributable upon the liquidation, dissolution or winding up of the Corporation in preference or priority to the holders of shares of such class or series (the “Junior Stock”); (b) on a parity with the Series A Convertible Redeemable Preferred Stock of the Corporation and any other class or series of stock of the Corporation the terms of which specifically provide that the holders of such class or series of stock and the Series 1 Preferred Stock are entitled to receive dividends and amounts distributable upon the liquidation, dissolution or winding up of the Corporation in proportion to their respective amounts of accumulated, accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other (the “Parity Stock”); and (c) junior to any class or series of stock of the Corporation the terms of which specifically provide that the holders of such class or series are entitled to receive dividends or amounts distributable upon the liquidation, dissolution or winding up of the Corporation in preference or priority to the holders of the Series 1 Preferred Stock (the “Senior Stock”).

4. Dividends.

(a) Subject to the preferential rights of holders of any class or series of Senior Stock, holders of the Series 1 Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment of dividends, cash dividends at the rate of 5.50% per annum of the initial stated value of $1,000 per share (the “Stated Value”) (equivalent to a fixed annual rate of $55.00 per share); provided, however, that the annual dividend rate on each share of Series 1 Preferred Stock shall be increased to 7.00% of the Stated Value (equivalent to a fixed annual rate of $70.00 per share) until the occurrence of a Listing Event, at which time, the dividend rate on each share of Series 1 Preferred Stock will revert automatically to 5.50% per annum of the Stated Value. The dividends on each share of Series 1 Preferred Stock shall be cumulative from the first date on which such shares of Series 1 Preferred Stock is issued (the “Original Issue Date”) and shall be payable monthly on the 12th day of the month following the month for which the dividend was declared or, if not a business day, the next succeeding business day (each, a “Dividend Payment Date”); provided, that, no holder of any shares of Series 1 Preferred Stock shall be entitled to receive any dividends paid or payable on the Series 1 Preferred Stock with a Dividend Payment Date before the date such shares of Series 1 Preferred Stock are issued. Notwithstanding anything to the contrary contained herein, any and all accrued but unpaid dividends (whether or not declared) on each share of Mobile Preferred Stock exchanged in the Merger for a share of Series 1 Preferred Stock shall be treated for purposes of the Charter as if accrued by the Corporation with respect to such share of Series 1 Preferred Stock, including any unpaid dividends prior to the Original Issue Date and otherwise in accordance with this Section 4(a) (such amount with respect to each share of Series 1 Preferred Stock, not including the amount of any accrued and unpaid dividends paid in cash as part of the consideration paid in the Merger to the holder of such share of Mobile Preferred Stock for which the Series 1 Preferred Stock was exchanged, the “Mobile Preferred Accrual”). Any dividend payable on the Series 1 Preferred Stock for any partial dividend period shall be computed ratably on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable in arrears to holders of record as they appear in the stock records of the Corporation at the close of business on the 24th day of each month (the “Dividend Record Date”). The term “business day” shall mean any day, other than Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law to close, or a day which is or is declared a national or a New York state holiday.

(b) Holders of Series 1 Preferred Stock shall not be entitled to any dividends in excess of cumulative dividends, as herein provided, on the Series 1 Preferred Stock. Any dividend payment made on the Series 1 Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

(c) No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series 1 Preferred Stock that may be in arrears (including the Mobile Preferred Accrual).

(d) When dividends are not paid in full upon the Series 1 Preferred Stock (including the Mobile Preferred Accrual) or any other class or series of Parity Stock, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series 1 Preferred Stock and any shares of Parity Stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on the Series 1 Preferred Stock and accumulated, accrued and unpaid on such Parity Stock (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Parity Stock does not have a cumulative dividend).

(e) Except as set forth in the preceding paragraph, unless full cumulative dividends equal to the full amount of all accumulated, accrued and unpaid dividends on the Series 1 Preferred Stock have been, or are concurrently therewith, declared and paid, or declared and set apart for payment, for all past dividend periods, no dividends (other than dividends or distributions paid in shares of Junior Stock or options, warrants or rights to subscribe for or purchase shares of Junior Stock) shall be declared and paid or declared and set apart for payment by the Corporation and no other distribution of cash or other property may be declared and made, directly or indirectly, by the Corporation with respect to any shares of Junior Stock or Parity Stock, nor shall any shares of Junior Stock or Parity Stock be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Stock made for purposes of an equity incentive or benefit plan of the Corporation) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock), directly or indirectly, by the Corporation (except by conversion into or exchange for shares of Junior Stock, or options, warrants or rights to subscribe for or purchase shares of Junior Stock), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of shares of Junior Stock or Parity Stock.

(f) Notwithstanding the foregoing provisions of this Section 4, the Corporation shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or other distribution on any shares of Junior Stock or Parity Stock, or (ii) redeeming, purchasing or otherwise acquiring Junior Stock or Parity Stock, in each case, if such declaration, payment, setting apart for payment, redemption, purchase or other acquisition is necessary in order to comply with the restrictions on transfer and ownership set forth in Article VII of the Charter.

5. Liquidation Preference.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any payment or distribution by the Corporation shall be made to or set apart for the holders of any shares of Junior Stock, the holders of shares of the Series 1 Preferred Stock shall be entitled to be paid out of the assets of the Corporation that are legally available for distribution to the stockholders, a liquidation preference equal to the Stated Value per share (the “Liquidation Preference”), plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not declared) to and including the date of payment (including the Mobile Preferred Accrual). Until the holders of the Series 1 Preferred Stock have been paid the Liquidation Preference in full, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Corporation. If upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the available assets of the Corporation, or proceeds thereof, distributable among the holders of the Series 1 Preferred Stock shall be insufficient to pay in full the above described Liquidation Preference and the liquidating payments on any shares of any class or series of Parity Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of the Series 1 Preferred Stock and any such Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Series 1 Preferred Stock and any such Parity Stock if all amounts payable thereon were paid in full. After payment of the full amount of the Liquidation Preference to which they are entitled, the holders of the Series 1 Preferred Stock shall have no right or claim to any of the remaining assets of the Corporation.

(b) Upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of the Series 1 Preferred Stock and any Parity Stock, the holders of any classes or series of Junior Stock shall be entitled to receive any and all assets of the Corporation remaining to be paid or distributed, and the holders of the Series 1 Preferred Stock and any Parity Stock shall not be entitled to share therein.

(c) The consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other corporation, trust or entity with or into the Corporation, or the sale or transfer of all or substantially all of the assets or business of the Corporation or a statutory share exchange, shall not be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of the Corporation. A Listing Event shall not be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(d) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise is permitted under the Maryland General Corporation Law, amounts that would be needed, if the Corporation were to be dissolved at the time of distribution to satisfy the preferential rights upon dissolution of holders of shares of the Series 1 Preferred Stock (including the Mobile Preferred Accrual) shall not be added to the Corporation’s total liabilities.

6. Conversion.

(a) Subject to the Corporation’s redemption rights set forth in Section 6(b), each share of Series 1 Preferred Stock is convertible into shares of Common Stock at the election of the holder thereof by written notice to the Corporation (each, a “Conversion Notice”). The Conversion Notice shall state: (i) the number of shares of Series 1 Preferred Stock to be converted; and (ii) that the shares of Series 1 Preferred Stock are to be converted pursuant to the applicable terms of the Series 1 Preferred Stock. Each such share of Series 1 Preferred Stock will convert into a number of shares of Common Stock determined by dividing (i) the sum of (A) 100% of the Stated Value plus (B) any accrued but unpaid dividends to, but not including, the Conversion Date (as defined below) (unless the Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accrued and unpaid dividend will be included in such sum) by (ii) the conversion price of each share of Common Stock (the “Conversion Price”). The Conversion Price will be determined as follows:

i. Provided there has been a Listing Event, the Conversion Price for such share of Series 1 Preferred Stock will be equal to the VWAP per share of Common Stock of the Corporation (or its successor) for the 20 Trading Days prior to the delivery date of the Conversion Notice.

ii. If a Listing Event has not occurred, the Conversion Price for such share of Series 1 Preferred Stock will be equal to 100% of the Corporation’s net asset value per share of Common Stock (“NAV per share”), if then established, and until the Corporation establishes a NAV per share, the Conversion Price will be equal to $25.00, or the initial offering price per share of common stock in Mobile’s initial public offering.

A holder may elect to convert all or any portion of its shares of Series 1 Preferred Stock by delivering a Conversion Notice stating its intent to convert such number of shares of Series 1 Preferred Stock into Common Stock. Subject to the Corporation’s redemption rights set forth in Section 6(b) and Section 7, the conversion of the shares of Series 1 Preferred Stock subject to a Conversion Notice (the “Conversion Shares”) into shares of Common Stock will occur at the end of the 20th Trading Day after the Corporation’s receipt of such Conversion Notice (the “Conversion Date”).

(b) Notwithstanding the foregoing, upon a holder providing a Conversion Notice, the Corporation will have the right (but not the obligation) to redeem, in its sole discretion, any or all of the Conversion Shares at a redemption price, payable in cash, equal to 100% of the Stated Value of each share of Series 1 Preferred Stock, plus any accrued but unpaid dividends (including the Mobile Preferred Accrual) thereon to, but not including, the redemption date (the “Redemption Price”):

The Corporation, in its discretion, may elect to redeem, in whole or in part, any such shares of Series 1 Preferred Stock by delivering a written notice of redemption to the holder thereof on or prior to 10th Trading Day prior to the close of trading on the Conversion Date. If the Corporation elects to redeem such Conversion Shares, the Corporation shall pay the Redemption Price, without interest, to holder of the redeemed Conversion Shares promptly following the delivery of a notice of redemption pursuant to this Section 6, but, in any event, not later than the Conversion Date, which payment date shall also be the redemption date for purposes of this Section 6; provided, however, that if the Corporation exercises its redemption right pursuant to Section 7, such shares shall be redeemed in accordance with the procedures set forth in Section 7. If a notice of redemption is not delivered by the Corporation by the 10th Trading Day prior to the close of trading on the Conversion Date, the Conversion Shares shall thereafter convert into shares of Common Stock, effective as of the close of trading on the Conversion Date.

(c) Holders of Series 1 Preferred Stock shall not have the right to convert any shares that the Corporation has elected to redeem pursuant to this Section 6 or Section 7. Accordingly, if the Corporation has provided a notice of redemption with respect to some of all of the Series 1 Preferred Stock, holders of any Series 1 Preferred Stock that the Corporation has called for redemption shall not be permitted to exercise their conversion right pursuant to Section 6 in respect of any of the shares that have been called for redemption, and such shares of Series 1 Preferred Stock shall not be so converted and the holders of such shares shall be entitled to receive on the applicable redemption date the applicable redemption price.

(d) Written notice as to the redemption of any Conversion Shares pursuant to this Section 6 shall be given by first class mail, postage pre-paid, to each such record holder of such shares of Series 1 Preferred Stock at the respective mailing addresses of each such holder as the same shall appear on the stock transfer records of the Corporation. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any such shares of Series 1 Preferred Stock except as to the holder to whom notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which Series 1 Preferred Stock may then be listed or admitted to trading, such notice shall state: (i) the redemption date (which may not be after the Conversion Date); (ii) the Redemption Price payable on the redemption date, including, without limitation, a statement as to whether or not accumulated, accrued and unpaid dividends shall be payable as part of the Redemption Price, or payable on the next Dividend Payment Date to the record holder at the close of business on the relevant Dividend Record Date as described above; (iii) that the Series 1 Preferred Stock is being redeemed pursuant to this Section 6; and (iv) that dividends on the shares of Series 1 Preferred Stock to be redeemed will cease to accrue on such redemption date. If less than all the Conversion Shares are to be redeemed, the notice mailed to such holder also shall specify the number of Conversion Shares to be redeemed.

(e) If notice of redemption of any shares of Series 1 Preferred Stock has been given and if the funds necessary for such redemption have been set apart by the Corporation for the benefit of the holders of any shares of Series 1 Preferred Stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such shares of Series 1 Preferred Stock, such shares of Series 1 Preferred Stock shall be redeemed in accordance with the notice and shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the cash payable upon such redemption without interest thereon. No further action on the part of the holders of such shares shall be required.

(f) In the event of any conversion or redemption pursuant to Section 6, if the Conversion Date or redemption date, as applicable, occurs after a Dividend Record Date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such shares converted or called for redemption, as applicable, shall be payable on such Dividend Payment Date to the holders of record at the close of business on such Dividend Record Date, and shall not be payable in connection with the conversion or redemption of such shares.

(g) Notwithstanding anything to the contrary contained herein, no holder of shares of Series 1 Preferred Stock will be entitled to convert such shares of Series 1 Preferred Stock into shares of Common Stock to the extent that receipt of such shares of Common Stock would cause the holder of such shares of Common Stock (or any other person) to violate the restrictions on transfer and ownership set forth in Article VII of the Charter.

7. Optional Redemption by the Corporation.

(a) Except as provided in Section 6, the Series 1 Preferred Stock are not redeemable by the Corporation prior to the 20th Trading Day after the date of a Listing Event, if any. However, the Series 1 Preferred Stock shall be subject to the provisions of Article VII of the Charter. Pursuant to Article VII of the Charter, and without limitation of any provisions of such Article VII, the Series 1 Preferred Stock, together with all other stock of the Corporation, owned by a stockholder in excess of the Aggregate Stock Ownership Limit (as defined in the Charter) will automatically be transferred to a Trust (as defined in the Charter) for the benefit of a Charitable Beneficiary (as defined in the Charter) and the Corporation shall have the right to purchase such transferred shares from the Trust. For this purpose, the Market Price (as defined in the Charter) of Series 1 Preferred Stock shall equal the Stated Value, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to and including the date of purchase.

(b) From time to time, on and after the 20th Trading Day after the date of a Listing Event, if any, the Corporation may, at its option, redeem such shares of the Series 1 Preferred Stock, in whole or from time to time, in part, at a redemption price equal to 100% of the Stated Value per share, plus all accumulated, accrued and unpaid dividends, if any, to and including the date fixed for redemption (including the Mobile Preferred Accrual) (the “Optional Redemption Date”).

(c) The Optional Redemption Date shall be selected by the Corporation and shall be 30 days after the date on which the Corporation sends a notice of redemption (the “Optional Redemption Notice”).

(d) If full cumulative dividends (including the Mobile Preferred Accrual) on all outstanding shares of Series 1 Preferred Stock have not been declared and paid or declared and set apart for payment for all past dividend periods, no shares of Series 1 Preferred Stock may be redeemed pursuant to this Section 7, unless all outstanding shares of Series 1 Preferred Stock are simultaneously redeemed, and neither the Corporation nor any of its affiliates may purchase or otherwise acquire shares of Series 1 Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of the Series 1 Preferred Stock; provided, however, that the foregoing shall not prevent the redemption or purchase by the Corporation of shares of Series 1 Preferred Stock pursuant to Article VII of the Charter.

(e) If fewer than all the outstanding shares of Series 1 Preferred Stock are to be redeemed pursuant to this Section 7, the Corporation shall select those shares to be redeemed pro rata or in such manner as the Board of Directors may determine.

(f) The Optional Redemption Notice shall be given by first class mail, postage pre-paid, to each such record holder of such shares of Series 1 Preferred Stock at the respective mailing addresses of each such holder as the same shall appear on the stock transfer records of the Corporation. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any such shares of Series 1 Preferred Stock except as to the holder to whom notice was defective or not given.

(g) In addition to any information required by law or by the applicable rules of any exchange upon which Series 1 Preferred Stock may then be listed or admitted to trading, the Optional Redemption Notice shall state: (i) the Optional Redemption Date; (ii) the redemption price payable on the Optional Redemption Date, including without limitation a statement as to whether or not accumulated, accrued and unpaid dividends shall be payable as part of the redemption price, or payable on the next Dividend Payment Date to the record holder at the close of business on the relevant Dividend Record Date as described above; (iii) whether the redemption price will be paid in cash or Common Stock; (iv) that the Series 1 Preferred Stock is being redeemed pursuant to Section 7; and (v) that dividends on the shares of Series 1 Preferred Stock to be redeemed will cease to accrue on such Optional Redemption Date. If less than all the shares of Series 1 Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder also shall specify the number of shares of Series 1 Preferred Stock held by such holder to be redeemed.

(h) If the Optional Redemption Notice has been given and if the funds necessary for such redemption have been set apart by the Corporation for the benefit of the holders of any shares of Series 1 Preferred Stock so called for redemption, then, from and after the Optional Redemption Date, dividends will cease to accrue on such shares of Series 1 Preferred Stock, such shares of Series 1 Preferred Stock shall be redeemed in accordance with the notice and shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the cash or Common Stock payable upon such redemption without interest thereon. No further action on the part of the holders of such shares shall be required.

(i) Pursuant to Section 6 above, the Corporation also shall have the right to redeem all or any portion of the Conversion Shares subject to a Conversion Notice for a cash payment to the holder thereof equal to the Redemption Price set forth in Section 6(b) above, by delivering a Redemption Notice to the holder of such Conversion Shares on or prior 10th Trading Day prior to the close of trading on the applicable Conversion Date.

(j) Subject to applicable law and the limitation on purchases when dividends on the Series 1 Preferred Stock are in arrears, the Corporation may, at any time and from time to time, purchase or otherwise acquire any shares of Series 1 Preferred Stock in the open market, by tender or by private agreement.

8. Redemption Price.

(a) The redemption price payable pursuant to any redemption pursuant to Section 7 (other than any redemption in connection with a Conversion Notice pursuant to Sections 6 and 7(i)) shall be paid in cash or, at the election of the Corporation in its sole discretion, in shares of Common Stock, based on the VWAP of the Common Stock for the 20 Trading Days immediately preceding the Optional Redemption Date; provided however, that if the shares of Common Stock are not then listed on a national securities exchange, then the value of the Common Stock will be equal to the then current NAV per share of Common Stock if then established by the Corporation. Until the establishment of a NAV per share, the value of the Common Stock for redemption purposes shall be equal to $25.00, or the initial offering price per share of common stock in Mobile’s initial public offering. For the avoidance of doubt, any accumulated, accrued and unpaid dividends, if any, with respect to shares of Series 1 Preferred Stock to be redeemed shall be paid in cash.

(b) Redemptions of shares of Series 1 Preferred Stock by the Corporation in connection with a Conversion Notice pursuant to Sections 6 and 7(i), if any, shall be paid in cash.

(c) In the event of any redemption pursuant to Section 7, if the Optional Redemption Date occurs after a Dividend Record Date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such shares called for redemption shall be payable on such Dividend Payment Date to the holders of record at the close of business on such Dividend Record Date, and shall not be payable as part of the redemption price for such shares.

9. No Fractional Shares. The Corporation shall not issue fractional shares of Common Stock upon any conversion pursuant to Section 6 or redemption pursuant to Section 7, but in lieu of fractional shares, the Corporation, at its sole discretion, may (i) eliminate a fractional interest by rounding up to a full share, (ii) arrange for the disposition of a fractional interest by the person entitled to it, (iii) pay cash for the fair value of a fractional share of stock determined as of the time when the person entitled to receive it is determined, or (iv) otherwise arrange for the disposition of the fractional interest in accordance with Section 2-214 of the Maryland General Corporation Law.

10. Appointment of Transfer Agent; Mechanics of Conversion and Redemption.

(a) The Corporation shall maintain or cause to be maintained a register in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration of shares of Series 1 Preferred Stock and of transfers of shares of Series 1 Preferred Stock for the purpose of registering shares of Series 1

Preferred Stock and of transfers of shares of Series 1 Preferred Stock as herein provided. The Corporation may appoint a registrar and one or more transfer agents for the Series 1 Preferred Stock as it shall determine. The Corporation may change the transfer agent without prior notice to any holder.

(b) If the Corporation elects to issue Common Stock upon any conversion pursuant to Section 6 or redemption pursuant to Section 7, the Corporation shall cause the transfer agent to, as soon as practicable, but not later than three (3) business days after the effective date of such conversion or redemption, register the number of shares of Common Stock to which such holder shall be entitled as a result of such redemption. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion or redemption shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of the effective date of such conversion or redemption.

11. Reservation of Shares.

(a) The Corporation shall reserve and shall at all times have reserved out of its authorized but unissued shares of Common Stock a sufficient number of shares of Common Stock to permit any conversion pursuant to Section 6 or redemption pursuant to Section 7 of the then outstanding shares of Series 1 Preferred Stock. All shares of Common Stock when issued upon redemption of shares of Series 1 Preferred Stock shall be validly issued, fully paid and nonassessable.

(b) Any share of Series 1 Preferred Stock that shall at any time have been converted or redeemed pursuant to Section 6 or redeemed pursuant to Section 7 or otherwise acquired by the Corporation shall, after such redemption or acquisition, have the status of authorized but unissued Preferred Stock, without designation as to class or series until such shares are once more classified and designated as part of a particular class or series by the Board of Directors.

12. Adjustments. If a conversion or redemption of any shares of Series 1 Preferred Stock pursuant to Section 6, Section 7 or Section 8 occurs less than 20 Trading Days after the Corporation: (i) declares a dividend or makes a distribution on the Common Stock payable in Common Stock, (ii) subdivides or splits the outstanding Common Stock, (iii) combines or reclassifies the outstanding Common Stock into a smaller number of shares or (iv) consolidates with, or merges with or into, any other person, or engages in any reorganization, reclassification or recapitalization that is effected in such a manner that the holders of Common Stock are entitled to receive stock, securities, cash or other assets with respect to or in exchange for Common Stock (other than as a cash dividend or distribution declared by the Corporation), the Stated Value shall be adjusted so that the conversion or redemption of the Series 1 Preferred Stock less than 20 Trading Days after such event shall entitle the holder to receive the aggregate number of shares of Common Stock or cash, which, if the Series 1 Preferred Stock had been converted or redeemed immediately prior to such event, such holder would have owned upon such conversion or redemption and been entitled to receive by virtue of such dividend, distribution, subdivision, split, combination, consolidation, merger, reorganization, reclassification or recapitalization.

13. Voting Rights. Holders of the Series 1 Preferred Stock shall not have any voting rights.

14. Restrictions on Transfer. The Series 1 Preferred Stock are subject to the provisions of Article VII of the Charter. In addition, no shares of Series 1 Preferred Stock may be sold or otherwise Transferred (as defined in the Charter) unless the holder thereof delivers evidence, to the satisfaction of the Corporation, that such sale or other Transfer (as defined in the Charter) of such shares of Series 1 Preferred Stock is made to an accredited investor solely in compliance with all federal and state securities laws. Shares of Series 1 Preferred Stock shall include the following legend and any other legends required by state securities laws and the Charter and Bylaws:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR

DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

Any sale or transfer of shares of Series 1 Preferred Stock made in violation of any federal or state securities law shall be void ab initio.

ANNEX C

MOBILE INFRASTRUCTURE CORPORATION (F/K/A FIFTH WALL ACQUISITION CORP. III)

SERIES 2 CONVERTIBLE PREFERRED STOCK

1. Designation and Number. A series of Preferred Stock, designated the “Series 2 Convertible Preferred Stock” (the “Series 2 Preferred Stock”), is hereby established. The par value of the Series 2 Preferred Stock is $0.0001 per share. The number of shares of Series 2 Preferred Stock shall be 60,000.

2. Rank. The Series 2 Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank (i) prior or senior to the Series A Convertible Redeemable Preferred Stock of the Corporation, the Series 1 Convertible Redeemable Preferred Stock of the Corporation, any class or series of Common Stock of the Corporation and any other class or series of equity securities, if the holders of Series 2 Preferred Stock are entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series (“Junior Stock”); (ii) on a parity with any class or series of equity securities of the Corporation if, pursuant to the specific terms of such class or series of equity securities, the holders of such class or series of equity securities and the holders of the Series 2 Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up of the Corporation in proportion to their respective amounts of accrued and unpaid dividends per share (if any) or liquidation preferences, without preference or priority one over the other (“Parity Stock”); (iii) junior to any class or series of equity securities of the Corporation if, pursuant to the specific terms of such class or series, the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up of the Corporation in preference or priority to the holders of the Series 2 Preferred Stock (“Senior Stock”); and (iv) junior to all of the existing and future indebtedness of the Corporation. The term “equity securities” does not include convertible debt securities, which will rank senior to the Series 2 Preferred Stock.

3. Dividends.

(a) Holders of shares of the Series 2 Preferred Stock are entitled to receive, when and as authorized by the Board of Directors and declared by the Corporation, out of funds of the Corporation legally available for the payment of dividends, dividends at a cumulative annual rate of 10.0% of the $1,000.00 per share liquidation preference for the period beginning from, and including, the original date of issuance of such share of Series 2 Preferred Stock and ending on the Dividend Payment Date (as defined below); provided that the if the Dividend Payment Date occurs prior to the first anniversary of the original date of issuance of such share of Series 2 Preferred Stock, Holders of such share shall receive dividends at a cumulative annual rate of 10.0% of the $1,000.00 per share liquidation preference for a period of one year, which shall be paid in full on the Dividend Payment Date. Dividends shall be payable in kind only on a single payment date and shall not be payable in cash. Dividends shall be payable on the date (and immediately preceding the time) that the Series 2 Preferred Stock converts into Common Stock in accordance with Section 5 (the “Dividend Payment Date”); provided, that if the Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid on the preceding or succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date and no interest, additional dividends or other sums shall accrue thereon. Dividends will be payable to holders of record as they appear in the stock records of the Corporation for the Series 2 Preferred Stock at the close of business one (1) Business Day immediately preceding the Dividend Payment Date (the “Dividend Record Date”). For the avoidance of doubt, each share of Series 2 Preferred Stock outstanding on the Dividend Record Date shall be entitled to the same dividend on the Dividend Payment Date, whether or not such share was issued and outstanding for the entire dividend period.

(b) The number of shares of Series 2 Preferred Stock to be issued in payment of such dividend in kind with respect to each outstanding share of Series 2 Preferred Stock shall be determined by dividing (i) the amount of such dividend per share by (ii) the $1,000.00 liquidation preference per share of Series 2 Preferred Stock.

(c) No dividends on shares of Series 2 Preferred Stock shall be authorized by the Board of Directors or declared or paid or set apart for payment by the Corporation if such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by applicable law.

(d) In determining for purposes of Section 2-311 of the Maryland General Corporation Law or otherwise under the Maryland General Corporation Law whether a distribution (other than upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation), by dividend, redemption or otherwise, is permitted, amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of the Series 2 Preferred Stock will not be added to the total liabilities of the Corporation.

(e) “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

4. Liquidation Preference.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any payment or distribution shall be made to or set apart for the holders of any Junior Stock, the holders of Series 2 Preferred Stock shall be entitled to receive a liquidation preference equal to the greater of (i) $1,000.00 per share, plus an amount equal to all accrued and unpaid dividends, determined, for purposes of calculating any accrued and unpaid dividends, as if the date of final distribution to such holders is the Dividend Payment Date (the “Liquidation Amount”), and (ii) such amount per share as would have been payable had all shares of Series 2 Preferred Stock been converted into Common Stock pursuant to Section 5 immediately prior to such liquidation, dissolution or winding up. If upon any liquidation, dissolution or winding up of the Corporation, its assets, or proceeds thereof, distributable among the holders of Series 2 Preferred Stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of Series 2 Preferred Stock and any such other Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Series 2 Preferred Stock and any such other Parity Stock if all amounts payable thereon were paid in full.

(b) Upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of Series 2 Preferred Stock and any holders of Parity Stock, any other class or series of Junior Stock shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series 2 Preferred Stock shall not be entitled to share therein.

(c) Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 10 or more than 60 days prior to the payment date stated therein, to each record holder of the Series 2 Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation.

(d) None of a consolidation or merger of the Corporation with or into another entity, a merger of another entity with or into the Corporation, a statutory share exchange by the Corporation or a sale, lease or conveyance of all or substantially all of the Corporation’s property or business shall be considered a liquidation, dissolution or winding up of the Corporation.

5. Mandatory Conversion.

(a) Upon the earlier of (i) thirty (30) days after the date that the Common Stock first becomes listed on Nasdaq, the New York Stock Exchange or the NYSE American; provided that (x) there has been no suspension or removal from listing during such thirty (30)-day period and (y) such date shall, in no case, occur prior to December 31, 2023; or (ii) a Change of Control (as defined below), all outstanding shares of

Series 2 Preferred Stock will automatically convert into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Liquidation Amount by the Conversion Price in effect at the time of conversion. The “Conversion Price” means $3.67, which initial Conversion Price, and the rate at which shares of Series 2 Preferred Stock shall be converted into shares of Common Stock, is subject to adjustment in accordance with this Section 5. “Change of Control” means (i) any sale, transfer, conveyance or disposition in one or a series of transactions of all or substantially all of the consolidated assets of the Corporation to a person, other than to a subsidiary of the Corporation or a person that becomes a subsidiary of the Corporation; or (ii) any sale, consolidation, merger, recapitalization or other transaction of the Corporation with or into another person (whether or not the Corporation is the surviving entity) that results in the holders of Common Stock (including shares of Common Stock determined on an as-converted basis assuming all Series 2 Preferred Stock then outstanding had been converted pursuant to this Section 5 as of immediately prior to such sale, consolidation or merger) immediately prior to such sale, consolidation, merger, recapitalization or other transaction failing to hold at least a majority of the shares of Common Stock (or other stock of the resulting entity or its parent company, as determined on an as-converted basis); provided that the initial business combination of the Corporation’s predecessor, Fifth Wall Acquisition Corp. III, shall not constitute a Change of Control.

(b) Procedural Requirements. The Corporation shall notify in writing or by electronic transmission all holders of record of shares of Series 2 Preferred Stock of the mandatory conversion of the shares of Series 2 Preferred Stock pursuant to Section 5(a). Unless otherwise provided herein, the notice need not be sent in advance of the occurrence of the mandatory conversion. Effective upon the mandatory conversion or as soon as practicable thereafter, the Corporation shall issue and deliver to such holder, or to such holder’s nominee(s), the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof in book-entry form, together with cash as provided in Section 5(c) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion.

(c) Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Series 2 Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the closing price of the Common Stock as reported by the NYSE American (or such other national securities exchange or automated quotation system on which the Common Stock is listed) on the effective date of the conversion (or if such date is not a trading day, then the closing price shall be determined as of the next succeeding trading day). Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series 2 Preferred Stock held by a stockholder at the time and the aggregate number of shares of Common Stock issuable to the stockholder upon such conversion.

(d) Reservation of Shares. For the purpose of effecting the conversion of the Series 2 Preferred Stock, the Corporation shall at all times while any share of Series 2 Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued stock, that number of its authorized but unissued shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Series 2 Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then-outstanding shares of Series 2 Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

(e) Effect of Conversion. All shares of Series 2 Preferred Stock that shall have been converted into Common Stock as provided herein shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the conversion time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 5(c). Any shares of Series 2 Preferred Stock so converted shall be returned to the status of authorized but unissued shares of Series 2 Preferred Stock.

(f) Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of Series 2 Preferred Stock is issued by the Corporation (such date referred to herein as the “Original Issue Date”) effects a subdivision of the outstanding shares of Common Stock (including a subdivision effected by payment of a stock dividend), the Conversion Price for the Series 2 Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series 2 Preferred Stock will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date combines the outstanding shares of Common Stock, the Conversion Price for the Series 2 Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 5(f) becomes effective at the close of business on the date the subdivision or combination becomes effective.

(g) No Voluntary Conversion. Except as set forth in this Section 5, the shares of Series 2 Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, and shares of Series 2 Preferred Stock shall not be voluntarily convertible at the election of the holder thereof or otherwise.

6. Limited Voting Rights. Except as otherwise set forth herein, the holders of Series 2 Preferred Stock shall not have any voting rights, and the consent of the holders thereof shall not be required for the taking of any action by the Corporation. In any matter in which the holders of Series 2 Preferred Stock are entitled to vote, each such holder shall have the right to one vote for each share of Series 2 Preferred Stock held by such holder. The holders of shares of Series 2 Preferred Stock shall have exclusive voting rights on any amendment to the Charter that would alter the contract rights, as expressly set forth in the Charter, of only the Series 2 Preferred Stock.

7. No Redemption Rights. Except in connection with a voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the shares of Series 2 Preferred Stock are not otherwise redeemable at the election of the Corporation.

8. Preemptive Rights.

(a) Each holder of Series 2 Preferred Stock shall have the right to purchase its Pro Rata Amount (as defined below) of any New Securities (as defined below) that the Corporation may, from time to time, propose to sell and issue. In the event the Corporation proposes to issue any New Securities, it shall give all holders of Series 2 Preferred Stock written or electronic notice, at their last addresses as they shall appear on the stock transfer records of the Corporation, at least 10 days before such issuance, describing the New Securities, the price and number of shares (or principal amount) and the general terms upon which the Corporation proposes to issue the same. Each such holder shall have 10 days from the date of receipt of any such notice to agree to purchase up to the amount of New Securities equal to such holder’s Pro Rata Amount of such New Securities for the price and upon the general terms specified in the notice by giving written notice to the Corporation at its principal office or such other address as may be specified by the Corporation in its notice to the holders, of such holder’s intention to purchase such New Securities at the initial closing of the sale of New Securities and the number of such New Securities that such holder intends to purchase.

(b) If a holder of Series 2 Preferred Stock fails to exercise in full its right of participation within said 10 day period as set forth in Section 8(a), the Corporation shall have 180 days thereafter to sell additional amounts of New Securities as to which such holder’s option was not exercised, at the same price as specified in the Corporation’s notice and upon terms (other than price) no more favorable in any material respect to the buyer thereof than the terms specified in the Corporation’s notice. The Corporation shall not issue or sell any additional amounts of New Securities after the expiration of such 180-day period without first offering such securities to the holders of Series 2 Preferred Stock in the manner provided in Section 8(a) above.

(c) For purposes of this Section 8, the term “Pro Rata Amount” means, at any time, with respect to any holder of Series 2 Preferred Stock, the ratio of (a) the number of shares of Common Stock into which the Series 2 Preferred Stock held by such holder are then convertible, to (b) the total number of shares of Common Stock of the Corporation outstanding (on a fully diluted basis), including all outstanding securities convertible into or exchangeable or exercisable for shares of Common Stock on an as-converted or exercised basis (including, without limitation, the Series 2 Preferred Stock and outstanding options and warrants exercisable for shares of Common Stock); and “New Securities” means any shares of stock of the Corporation, whether or not now authorized, and securities of any type whatsoever that are, or may become, convertible into or exchangeable or exercisable for shares of stock, other than (1) the Series 2 Preferred Stock issued on or about [            , 2023] and shares of Common Stock issued upon conversion thereof, (2) shares of Common Stock and/or options, warrants or other purchase rights exercisable for shares of Common Stock, and the shares of Common Stock issued pursuant to such options, warrants or other rights issued or to be issued to employees, officers or directors of, or consultants to the Corporation or any subsidiary of the Corporation pursuant to the Corporation’s 2023 Incentive Award Plan or any other stock purchase, stock option or stock incentive plans, dividend reinvestment or other arrangements approved by the Board of Directors; (3) securities issued in the initial business combination of the Corporation’s predecessor, Fifth Wall Acquisition Corp. III, or as consideration for the Corporation’s bona fide arms-length acquisition of another business enterprise by merger, purchase of all or substantially all assets, purchase of shares, or other reorganization approved by the Board of Directors; (4) shares of Common Stock issued upon the redemption, exchange or conversion of equity interests in Mobile Infra Operating Company, LLC or its successor; (5) shares of Common Stock issued pursuant to options, warrants, notes or other rights to acquire securities of the Corporation (or any subsidiary or predecessor entity) outstanding as of [            , 2023]; and (6) securities issued in any share split, stock dividend or recapitalization of the Corporation for which an adjustment is made to the terms of conversion of the Series 2 Preferred Stock under Section 5 herein.

(d) The preemptive rights provided for in this Section 8 shall terminate and be of no further force and effect from and after a conversion effected under Section 5 above.

9. Restrictions on Ownership and Transfer of Shares. The Series 2 Preferred Stock shall be subject to the restrictions on ownership and transfer set forth in Article VII of the Charter. Pursuant to Article VII of the Charter, and without limitation of any provisions of such Article VII, shares of Series 2 Preferred Stock together with other shares of Capital Stock owned by a stockholder in excess of the Aggregate Stock Ownership Limit or Ownership Limit, as applicable, shall automatically be transferred to a Trust for the benefit of the Charitable Beneficiary.

10. Status of Reacquired Shares. Any shares of Series 2 Preferred Stock that shall at any time have been acquired by the Corporation shall have the status of authorized but unissued shares of Series 2 Preferred Stock until such shares are once more reclassified and designated as part of a particular class or series of stock by the Board of Directors.

11. Waiver of Notice. Whenever any notice is required to be given pursuant to the terms of the Series 2 Preferred Stock set forth herein or pursuant to applicable law, a waiver thereof in writing or by electronic transmission, given by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

12. Withholding. The Corporation and any other applicable withholding agent shall be entitled to deduct and withhold from any amount actually or deemed paid or distributed with respect to the Series 2 Preferred Stock, Common Stock or other securities issued upon conversion of the Series 2 Preferred Stock and any adjustments to the Conversion Price of the Series 2 Preferred Stock, in each case, to the extent required by applicable law. To the extent that any amount is so deducted or withheld, such amount shall be treated as having been paid to the person in respect of which such deduction and withholding was made.